UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Audible, Inc.

(Name of Subject Company)

Audible, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

05069A302

(CUSIP Number of Class of Securities)

Donald R. Katz

Chief Executive Officer

Audible, Inc.

1 Washington Park - 16th Floor

Newark, New Jersey 07102-3116

(973) 820-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

with copies to:

Edwin M. Martin, Jr., Esq.

Nancy A. Spangler, Esq.

John E. Depke, Esq.

DLA Piper US LLP

1251 Avenue of the Americas

New York, New York 10020-1104

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company is Audible, Inc., a Delaware corporation (“Audible” or the “Company”), and the address of the principal executive offices of the Company is 1 Washington Park—16th Floor Newark, New Jersey 07102-3116. The telephone number of the principal executive offices of the Company is (973) 820-0400.

The title of the class of equity securities to which this Solicitation/Recommendation Statement (this “Statement”) relates is the common stock, par value $0.01 per share, of the Company (“Company Common Stock”). As of January 30, 2008, there were 24,372,756 shares of Company Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address. The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above.

Tender Offer. This Statement relates to the tender offer by AZBC Holdings, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Amazon.com, Inc. (“Amazon”), a Delaware corporation, to purchase all of the outstanding shares of Company Common Stock at a purchase price of $11.50 per share, net to the seller in cash, without interest thereon (the “Offer Price”), subject to withholding of any applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Amazon and Purchaser with the Securities and Exchange Commission (the “SEC”) on February 11, 2008.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 30, 2008 (the “Merger Agreement”), by and among Audible, Amazon and Purchaser. The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Audible (the “Merger”). Following the consummation of the Merger, Audible will continue as the surviving corporation (the “Surviving Corporation”) and will become a wholly owned subsidiary of Amazon. At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Company Common Stock (other than shares owned by Amazon, any of its subsidiaries (including Purchaser), Audible or any of its subsidiaries, and shares held by the holders of the Company Common Stock (the “Stockholders”) who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters’ rights of appraisal) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), subject to withholding of any applicable taxes. The Merger Agreement is summarized in Section 13 of the Offer to Purchase.

The Schedule TO states that the principal executive offices of each of Amazon and Purchaser are located at 1200 12th Avenue South, Suite 1200, Seattle, WA 98144-2734.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain agreements, arrangements or understandings between Audible and certain of its directors and executive officers and between Audible and Amazon and Purchaser are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”), which is attached as Annex II to this Statement and incorporated in this Statement by reference. Except as described in this Statement (including in the Exhibits to this Statement) or in the Information Statement or as incorporated in this Statement by reference, to the knowledge of Audible as of the date of this Statement, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Audible or its affiliates and (i) Audible’s executive officers, directors or affiliates or (ii) Amazon, Purchaser or their respective executive officers, directors or affiliates.

The Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 13 and 15, respectively, of the Offer to Purchase, which is being mailed to Stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed with the SEC by the Company on a Form 8-K on January 31, 2008 (the “Form 8-K”) and has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

The Tender and Support Agreements. The summary of the tender and support agreements, each dated as of January 30, 2008 (collectively, the “Support Agreements”), by and between Amazon and Donald R. Katz and by and among Amazon and Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V. and Patricof Investment Club III, L.P. (collectively, the “Apax Funds”), contained in Section 13 of the Offer to Purchase, which is being mailed to Stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the individual Support Agreements, which have been filed with the SEC by the Company on the January 31 Form 8-K and have been filed as Exhibits (e)(3) and (e)(4), respectively, to this Statement and are incorporated in this Statement by reference.

Interests of Certain Persons. The directors and executive officers of Audible may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Stockholders generally. As described in more detail below, consummation of the Offer will constitute a change in control of Audible for the purpose of determining whether certain benefits are owed to the directors and executive officers of Audible. In addition, certain executive officers of Audible have entered into conditional offer letters to serve as executive officers of Audible following the closing of the Merger. The Board of Directors of Audible (the “Audible Board”) and the special committee of the Audible Board (the “Special Committee”) were aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement.

In connection with the approval by the Audible Board of the Merger Agreement, the Compensation Committee of the Audible Board (comprising only “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) unanimously approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, applicable aspects of the compensation arrangements of Audible’s employees, directors and other service providers who also may be security holders of Audible as “employment compensation, severance or other employee benefit arrangements” within the meaning of Rule 14d-10(d)(2) under the Exchange Act.

Stock Options and Restricted Stock Units. The Merger Agreement provides that the Company will amend any agreement that would provide for the acceleration of vesting of more than 50% of the unvested portion of any award of Company restricted stock units or Company restricted stock by reason of the Offer or the Merger to only 50% of any unvested portion of such award. Any vested restricted stock unit will be converted into the right to receive the Merger Consideration. The summary of the treatment of Company stock options, restricted stock units and restricted stock under the Merger Agreement contained in Section 13 of the Offer to Purchase, which is being mailed to Stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

Representation on the Company’s Board of Directors. The Merger Agreement provides that upon the payment by Amazon or the Purchaser for all shares tendered pursuant to the Offer that represents at least a majority of the shares outstanding, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Audible Board as is equal to the product of (i) the total number of directors on the Audible Board (after giving effect to the directors elected or designated by Purchaser pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of shares beneficially owned by Amazon, Purchaser and any of their affiliates bears to the total number of shares then outstanding.

Indemnification; Directors’ and Officers’ Insurance. The summary of directors’ and officers’ indemnification and insurance arrangements under the Merger Agreement contained in Section 13 of the Offer to Purchase, which is being mailed to Stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

Business Arrangement with Amazon. On August 6, 2003, Amazon.com Commerce Services, Inc. (“ACSI”), an affiliate of Amazon, and Audible entered into a Co-Branding, Marketing and Distribution Agreement (the “Marketing Agreement”). Pursuant to the terms of the Marketing Agreement, ACSI and its affiliated companies have the right but not the obligation to maintain links or other navigation tools to a mirror version of Audible’s website. While the mirror site was never built, there are links on certain Amazon.com product pages where the customer is redirected to Audible’s website. In most instances, Amazon is paid a one-time fee for each customer referral, as well as a revenue share on purchases made by referred customers. This arrangement resulted in payments by Audible to Amazon of approximately $550,000 in 2007 and $340,000 in 2006.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Audible Board. At a meeting of the Special Committee held on January 30, 2008, the Special Committee recommended to the Audible Board that the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement be approved; that Audible enter into the Merger Agreement, substantially in the form distributed to the Special Committee; and that the Merger Agreement and the Support Agreements, and the transactions contemplated thereby, be approved and adopted in all respects. At a meeting held on January 30, 2008, the Audible Board unanimously (i) approved the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and declared them advisable, fair to and in the best interests of the Stockholders; (ii) authorized Audible to enter into the Merger Agreement; (iii) approved and adopted in all respects the Merger Agreement and the Support Agreements, and the transactions contemplated thereby; (iv) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, for purposes of Section 203 of the DGCL; (v) determined that, if required under Delaware law, the Merger Agreement and the Merger be submitted to a vote of the Stockholders in accordance with Delaware law; and (vi) recommended that the Stockholders accept the Offer and tender their shares of Company Common Stock in the Offer to Purchaser and approve and adopt the Merger Agreement and the Merger.

Background. From time to time, Audible and the Audible Board have, with their legal and financial advisors, reviewed and evaluated strategic opportunities and alternatives with a view towards enhancing Stockholder value. In that connection, over the past several years, Audible and Amazon have from time to time engaged in discussions concerning Amazon’s potential acquisition of, investment in or commercial relationship with Audible. However, these discussions have not previously led to a definitive agreement for a strategic transaction.

On March 23, 2007, the Audible Board adopted resolutions establishing a special committee comprising three members: William H. Washecka, Oren Zeev and Gary L. Ginsberg. The Audible Board determined that each person appointed to the special committee was a disinterested director with regard to any proposed strategic transaction, as such term is used under Delaware law, and an independent director, as such term is defined in the Nasdaq Marketplace Rules. The scope of the authority granted to the special committee by the Audible Board included: (i) to engage its own legal and financial advisors and determine their compensation; (ii) to review and evaluate the terms and conditions and to determine the advisability of any transaction; (iii) to consider whether any alternative strategic transactions would be in the best interests of the Company and the Stockholders; (iv) to reject or modify any terms of any strategic transaction; (v) to negotiate any and all terms and definitive agreements with respect to any strategic transactions; (vi) to review and revise any and all documents and other instruments used in connection with any strategic transactions; and (vii) to make a recommendation to the Audible Board as to whether the Company should consummate any strategic transaction. That afternoon, the special committee engaged DLA Piper US LLP (“DLA Piper”), Audible’s outside legal counsel, as its legal counsel.

The special committee considered the qualifications of various investment banking firms, including their experience in advising committees of independent directors. The special committee then proceeded to interview prospective financial advisors, following receipt of signed non-disclosure agreements from several such prospective financial advisors. On April 15, 2007, the special committee determined to retain Allen & Company LLC (“Allen & Company”) as financial advisor to the special committee based on its qualifications, expertise, experience as advisors to special committees and existing familiarity with Audible and its business. The terms of the engagement, including compensation, of Allen & Company were then negotiated and agreed upon and, also on April 15, 2007, Allen & Company and the special committee entered into an engagement letter.

From March 2007 through the end of July 2007, Allen & Company approached 12 potential acquirers that Allen & Company had identified and received permission from the special committee to approach. Allen & Company informed these potential acquirers that an offer of $12.50 per share to purchase all the outstanding shares of Company Common Stock would likely represent an acceptable offer price. No acquisition proposals were received, and communications with these potential acquirers did not progress enough to justify allowing these parties to commence a due diligence review of Audible.

On May 15, 2007, Audible executed an amendment to the Allen & Company engagement letter, which provided that the cash transaction fee to be paid to Allen & Company upon the consummation of a strategic transaction was to be calculated taking into account any indebtedness, cash, cash equivalents and short-term investments of Audible at the effective time of such strategic transaction.

On July 12, 2007, Donald R. Katz, Audible’s Chief Executive Officer, and Jeffrey P. Bezos, the President and Chief Executive Officer of Amazon, had a discussion regarding the status of each company’s business. Mr. Katz discussed with Mr. Bezos whether Amazon would have an interest in purchasing the shares of Company Common Stock held by the Apax Funds. Later that day, Tom Kuhn of Allen & Company mentioned to Mr. Bezos the possibility of a larger strategic business relationship.

On July 20, 2007, Mr. Katz met with Steve Kessel, Senior Vice President of Worldwide Digital Media at Amazon, to discuss the possibility of Amazon’s acquiring the shares of Company Common Stock held by the Apax Funds and to discuss other potential strategic business relationships between Amazon and Audible.

On July 31, 2007, noting that recent communications with Amazon focused on Amazon’s acquisition of the Company Common Stock held by the Apax Funds or the potential for a strategic business relationship between Amazon and Audible, and that no acceptable acquisition proposals had been received from Amazon or another potential acquirer, the Audible Board adopted resolutions to disband the special committee, effective as of August 10, 2007, if such an acceptable acquisition proposal had not been received by that date.

On August 6, 2007, Mr. Katz engaged in a telephone conversation with Jeffrey Blackburn, Senior Vice President of Business Development of Amazon, and Peter Krawiec, Vice President of Corporate Development of Amazon, discussing the possibility of an acquisition of Audible by Amazon.

On August 10, 2007, because no acceptable acquisition proposal had been received by Audible, the special committee disbanded.

On August 13, 2007, Audible executed a Non-Disclosure Agreement with Amazon to facilitate Amazon’s due diligence review in connection with a possible acquisition of Audible. Subsequently, the companies engaged in further conversations regarding a possible acquisition and Amazon’s due diligence process with respect to Audible.

On October 18, 2007, Mr. Katz met with Messrs. Bezos, Kessel and Krawiec at Amazon’s headquarters in Seattle, Washington. During the meeting, the parties discussed the possibility of Amazon acquiring the Company Common Stock held by the Apax Funds as well as a possible business combination of Audible and Amazon.

From October 19, 2007 to December 2, 2007, representatives of Audible, Allen & Company and Amazon engaged in further telephonic discussions relating to the possibility of further negotiations regarding a possible acquisition. During this period, the parties also discussed the due diligence process in connection with a possible acquisition. In these discussions, Audible indicated to Amazon that Audible was unwilling to give Amazon full due diligence access until Amazon made a formal proposal at an acceptable price.

During November 2007, Mr. Katz engaged in correspondence with management of the Apax Funds regarding the registration of the shares of Company Common Stock held by the Apax Funds, pursuant to certain contractual registration rights that were granted to the Apax Funds at the time of their acquisition of these shares of Company Common Stock from Audible. On November 30, 2007, Adil Haque and Jason Wright of Apax Managers, Inc., the general partner and beneficial owner of the shares of Company Common Stock held by the Apax Funds, engaged in a telephone conversation with Mr. Katz and formally requested the registration of the resale of the shares of Company Common Stock held by the Apax Funds. Pursuant to this request, Audible filed a registration statement on Form S-3 with the SEC on December 6, 2008, and the registration statement was declared effective by the SEC on December 17, 2007.

On December 1, 2007, Mr. Katz sent e-mail correspondence to Messrs. Krawiec and Kessel, discussing the potential synergies involved in a business combination of Audible and Amazon.

On December 3, 2007, William H. Mitchell, Audible’s Chief Financial Officer, engaged in a telephone conversation with a member of Amazon’s Corporate Development department regarding Audible’s historical business model and prospects.

On December 7, 2007, Mr. Mitchell sent e-mail correspondence to a member of Amazon’s Corporate Development department, containing certain financial projections of Audible.

During the period from December 18, 2007 to December 26, 2007, Audible continued to respond to Amazon’s specific due diligence inquiries, but remained unwilling to provide full due diligence access to Amazon until a formal proposal was made at an acceptable price.

On December 27, 2007, Mr. Krawiec called Mr. Katz to inform him that Amazon management had authorized an offer to acquire Audible at a price of $11.00 per share.

On December 27, 2007 and December 28, 2007, Mr. Katz held informal conversations with members of the Audible Board to discuss Amazon’s proposal to purchase all the outstanding shares of Company Common Stock for $11.00 per share. The Audible Board informally instructed Mr. Katz to respond to Amazon that an $11.00 per share offer price was inadequate and that Audible would be more receptive to a firm offer of $11.50 per share.

On December 28, 2007, Mr. Katz informed Mr. Krawiec by telephone that the Audible Board did not consider the $11.00 per share proposal adequate. Mr. Katz further informed Amazon that the Audible Board would be receptive to recommending to the Stockholders a firm proposal with a per share price of $11.50, and upon receipt of such a proposal would allow commencement of a full due diligence review of Audible by Amazon.

During the period from December 29, 2007 to December 31, 2007, Messrs. Katz and Krawiec engaged in a number of telephone conversations and email communications, in which Mr. Krawiec indicated that Amazon might be willing to consider increasing its offer by up to $0.50 per share if justified by the results of Amazon’s due diligence review of Audible and Audible’s fourth quarter financial performance.

On December 30, 2007, the Audible Board held a telephonic meeting. All of the directors were in attendance other than Oren Zeev. The Audible Board discussed Amazon’s interest in acquiring Audible and the status of price negotiations between the parties.

In late December 2007, Mr. Kuhn engaged in a number of telephone conversations with Jeffrey Sechrest of Lazard Frères & Co. LLC (“Lazard”), Amazon’s financial advisor, to discuss the offer price and the transaction process.

On January 2, 2008, the Audible Board held a telephonic meeting that was attended by representatives of DLA Piper and Allen & Company. After a discussion by DLA Piper of the legal standards applicable to the Audible Board’s consideration of Amazon’s acquisition proposal, the members of the Audible Board listened to, and asked questions relating to, Allen & Company’s financial analyses of Amazon’s offer. Representatives of Allen & Company indicated that, subject to finalizing its analyses and the review and approval of its internal fairness committee, Allen & Company would likely be able, if requested by the Audible Board, to conclude, based on and subject to various assumptions, qualifications and limitations that would be set forth in its written opinion, that a price of $11.50 per share in cash was fair to the Company’s Stockholders from a financial point of view. Following Allen & Company’s presentation, the Audible Board determined that an $11.00 per share offer price was inadequate and that the Audible Board would authorize Amazon’s further due diligence of Audible only following the receipt of a formal offer from Amazon of $11.50 per share of Company Common Stock.

On January 4, 2008, Mr. Krawiec telephoned Mr. Katz and agreed to increase the offer price to $11.50 per share. Mr. Krawiec indicated that the offer price was subject to confirmatory due diligence of Audible, which would include meetings with Audible management. On January 5, 2008, Mr. Kuhn telephoned Mr. Sechrest and orally confirmed the offer price of $11.50 per share.

Between January 3, 2008 and January 30, 2008, numerous discussions occurred among representatives of DLA Piper and Debevoise & Plimpton LLP (“Debevoise & Plimpton”), Amazon’s legal counsel. These discussions related to the structure of the transaction, the scope of the representations, warranties and covenants to be contained in the merger agreement, the conditions under which Amazon would be obligated to close the tender offer, the ability of the Audible Board to withdraw its recommendation of the tender offer and the merger, and the obligation of the Company to pay, under certain circumstances, Amazon’s transaction expenses and a termination fee.

Between January 7, 2008 and January 18, 2008, representatives of Amazon, Debevoise & Plimpton and PricewaterhouseCoopers LLP, Amazon’s tax advisors, conducted a due diligence review of the Company in a data room maintained at the offices of DLA Piper located at 1251 Avenue of the Americas, New York, NY 10020.

On January 9, 2008, Audible executed an amendment to the Allen & Company engagement letter in order to extend the term of Allen & Company’s engagement.

On January 10, 2008, Debevoise & Plimpton delivered to Dechert LLP, counsel to the Apax Funds, a draft tender and support agreement among Amazon and the Apax Funds. The draft tender and support agreement contemplated, among other things, that the Apax Funds would agree to tender their shares of Company Common Stock into the Offer.

On January 13, 2008, Debevoise & Plimpton, on behalf of Amazon, delivered a draft merger agreement to DLA Piper, on behalf of Audible. The draft merger agreement contemplated, among other things, a two-step transaction in which Amazon would commence a tender offer for all of the outstanding shares of Company Common Stock, followed by a merger in which all remaining Stockholders, other than those exercising appraisal rights, would receive the same consideration. The purchase of shares tendered pursuant to the Offer would be conditioned upon the receipt by Amazon of a majority of the outstanding Company Common Stock.

On January 14, 2008, the Audible Board met via telephone conference to discuss the progress of the potential transaction. Messrs. Katz and Mitchell and Helene Godin, Audible’s general counsel, presented the Audible Board with a progress report detailing Amazon’s due diligence of Audible. Later in the meeting, Allen &

Company discussed with the Audible Board changes in Audible’s public market valuation and their impact on premiums represented by Amazon’s proposed offer price of $11.50 per share. Representatives of DLA Piper then discussed with the Audible Board the status of the merger agreement and other documentation relating to the proposed transaction.

On January 15, 2008, representatives of Amazon, Debevoise & Plimpton, Lazard and DLA Piper attended a management presentation given by representatives of Audible at the offices of DLA Piper. The management presentations included a summary of Audible’s business strategy, historical financial performance and projected financial performance.

On January 16, 2008, representatives of Amazon attended further management presentations given by representatives of Audible in Newark, New Jersey. The presentations included a description of the technical capabilities of the Audible service and website, as well as follow-up questions and discussions relating to the January 15, 2008 management presentation and Amazon’s due diligence process.

On January 20, 2008, in light of the progress made in connection with the proposed acquisition by Amazon, the Audible Board adopted resolutions constituting a Special Committee of the Audible Board comprising all of the directors of Audible other than Mr. Katz. The scope of the authority granted to the Special Committee by the Audible Board was identical to the scope provided in the March 23, 2007 resolutions. The Audible Board determined that each person appointed to the Special Committee was a disinterested director with regard to the proposed transaction, as such term is used under Delaware law, and an independent director, as such term is defined in the Nasdaq Marketplace Rules.

Also on January 20, 2008, representatives of Allen & Company discussed with the Audible Board its financial analyses and presentation regarding the proposed acquisition of Audible by Amazon, copies of which had previously been provided to the members of the Audible Board. Allen & Company then orally presented the basis upon which it would deliver its opinion to the Special Committee, to the effect that the consideration of $11.50 per share in cash to be received by the Stockholders pursuant to the Offer and the Merger was fair from a financial point of view to such Stockholders. In addition, representatives of DLA Piper presented to the Audible Board a detailed summary of the obligations of the Audible Board in connection with its review and potential approval of the proposed acquisition by Amazon and its review of the merger agreement and other documentation relating to the proposed transaction. Following the Allen & Company and DLA Piper presentations, the Audible Board engaged in a detailed discussion of the proposed acquisition of Audible by Amazon.

On January 22, 2008, Debevoise & Plimpton delivered to DLA Piper a draft tender and support agreement between Amazon and Donald R. Katz. The draft tender and support agreement contemplated, among other things, that Mr. Katz would agree to tender his shares of Company Common Stock into the Offer.

On January 29, 2008, the Board of Directors of Amazon adopted resolutions approving and declaring advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

On January 30, 2008, the Special Committee held a telephonic meeting to discuss Amazon’s acquisition proposal. Representatives of DLA Piper and Allen & Company also participated in the meeting. A representative of DLA Piper provided an update on the status of Amazon’s offer and provided a summary of the Merger Agreement and the Support Agreements. DLA Piper representatives responded to questions from members of the Special Committee relating to the terms of the Merger Agreement.

Allen & Company then discussed with the Special Committee its updated financial analyses and presentation, copies of which had previously been provided to the members of the Special Committee. Allen & Company then orally delivered its opinion to the Special Committee to the effect that, based upon and subject to the assumptions, qualifications and limitations set forth in Allen & Company’s written opinion described under “Item 8—Opinions of the Special Committee’s Financial Advisors,” as of January 30, 2008, the consideration of $11.50 in cash per share to be received by the Stockholders pursuant to the Offer and the Merger was fair from a financial point of view to such Stockholders. Allen & Company responded to questions from members of the Special Committee. Allen & Company delivered its written opinion after the conclusion of the meeting.

Following a discussion of the matters presented by the Special Committee’s legal and financial advisors, the Special Committee unanimously adopted resolutions recommending that the Audible Board approve and declare advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby. At that point, the meeting convened as a meeting of the Audible Board. The Audible Board, by unanimous action of the directors present voted to adopt resolutions approving and declaring advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, and to recommend to the Stockholders that they accept the Offer and tender their shares of Company Common Stock in the Offer and approve and adopt the Merger Agreement and the Merger.

On the evening of January 30, 2008, Audible, Amazon and Purchaser executed the Merger Agreement. Simultaneously with the execution of the Merger Agreement, Mr. Katz and the Apax Funds entered into the Support Agreements with Amazon, obligating them, among other things, to tender their shares of the Company Common Stock into the Offer.

On the morning of January 31, 2008, Audible and Amazon issued a joint press release announcing the execution of the Merger Agreement and the terms of the proposed acquisition of Audible by Amazon.

Reasons for the Recommendation of the Audible Board. In reaching its recommendation described in the first paragraph of this Item 4, the Audible Board considered a number of factors, including the following:

1.    Audible’s Operating and Financial Condition and Prospects. The Audible Board considered the business, operations, properties and assets, financial condition, cash flows, business strategy and prospects of the Company as well as the risks and costs involved in achieving those prospects, the nature of the industry in which Audible operates and competes, related industry trends, and general economic and market conditions, both short-term and long-term. The Audible Board considered the historical and potential impacts of competition in the markets in which the Company operates, including the potential impact that new market entrants with greater resources may have on its business. Among other things, the Audible Board considered the risks attendant to achieving Audible’s strategic goals, which risks include, but are not limited to, the risk factors set forth in the Registration Statement on Form S-3/A (File No. 333-147858) filed with the SEC on December 13, 2007.

2.    Transaction Financial Terms and Premium to Market Price. The Audible Board considered the relationship of the Offer Price and the Merger Consideration to the current and historical market prices of the Company Common Stock. The Offer Price and Merger Consideration of $11.50 per share of Company Common Stock to be paid in the Offer and the Merger, although lower than the highest price at which the Company Common Stock has historically traded, represents (A) a premium of 27% on a market capitalization basis and 42% on an enterprise value basis over $9.03, the closing price of Company Common Stock on the NASDAQ Global Market on January 29, 2008, and (B) a premium of 8% over $10.67, the three-month volume weighted average stock price of Company Common Stock as of January 29, 2008.

3.    Effect of Transaction Structure on Minority Stockholders; Appraisal Rights. The Audible Board considered that all Stockholders would receive the same consideration in the Offer and the Merger. The Audible Board considered that Stockholders who object to the Merger would be entitled to obtain “fair value” for their Company Common Stock if they exercise and perfect their appraisal rights under Delaware law.

4.    Cash Consideration; Certainty of Value. The Audible Board considered that the form of consideration to be paid to the Stockholders in the Offer and the Merger would be cash, thereby providing Stockholders with the certainty of value of their consideration compared to stock or other consideration and with the ability to realize immediate value for their investment as compared to equity securities, which are subject to fluctuations in value, or other less liquid consideration.

5.    Audible’s Financial Advisors’ Fairness Opinion. The Audible Board considered the presentation from the Special Committee’s financial advisors, Allen & Company, and the written opinion of Allen & Company, dated January 30, 2008 (the “Fairness Opinion”), to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $11.50 per share of Company Common Stock to be received by Stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such Stockholders. A copy of the written Fairness Opinion, setting forth the procedures followed, the matters considered and the assumptions made by Allen & Company in arriving at its opinion, is attached as Annex I to this Statement and is incorporated in this Statement by reference. Stockholders are urged to read the Fairness Opinion in its entirety. The Fairness Opinion was provided for the information and assistance of the Special Committee in connection with its consideration of the Offer and the Merger. The Fairness Opinion addresses only the fairness from a financial point of view of the consideration to be received by Stockholders in the Offer and the Merger and does not constitute recommendations to any Stockholder as to whether to tender shares in the Offer or to vote in favor of the Merger. The Special Committee and the Audible Board were aware that Audible’s financial advisor becomes entitled to certain fees described in Item 5 contingent upon the consummation of the Offer.

6.    Strategic Alternatives. The Audible Board considered trends in the industry in which Audible operates and the strategic alternatives available to Audible, including the alternative to remain an independent public company, as well as the risks and uncertainties associated with such alternatives. The Audible Board considered the results of the process that had been conducted by Allen & Company to assist the Special Committee in its evaluation of strategic alternatives.

7.    Certainty of Closing. The Audible Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the limited conditions in the Merger Agreement to the obligations of Purchaser to accept and pay for the Company Common Stock tendered in the Offer and to complete the Merger and pay the Merger Consideration. The Audible Board also considered that Amazon has demonstrated its financial capacity (and, accordingly, that of Purchaser) to consummate the Offer and the Merger by having sufficient funds readily accessible to consummate the transactions contemplated by the Merger Agreement and pay applicable fees and expenses.

8.    Timing of Completion. The Audible Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all of the shares of Company Common Stock, which should allow those Stockholders who tender their shares in the Offer to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which all Stockholders will receive the same consideration as received by Stockholders who tender their shares in the Offer.

9.    Alternative Transactions. The Audible Board considered that under the terms of the Merger Agreement, although Audible is prohibited from soliciting alternative acquisition proposals (each a “Takeover Proposal”) from third parties, prior to the acceptance by Purchaser of any shares of Company Common Stock for payment pursuant to the Offer, Audible may furnish information to, and participate in discussions or negotiations with, any individual or entity that delivers an unsolicited Takeover Proposal if the Audible Board determines in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that the failure to furnish such information or participate in such discussions or negotiations is reasonably likely to breach its fiduciary duties to the Stockholders under applicable law and that such Takeover Proposal would reasonably be expected to lead to a transaction that, if consummated, would be more favorable to Stockholders than the transactions contemplated by the Merger Agreement, taking into account all of the terms and conditions of such Takeover Proposal and those of the Merger Agreement (including any proposal by Amazon to amend the terms of the Merger Agreement), and is reasonably capable of being consummated on the terms so proposed, taking into account all financial, regulatory, legal and other aspects of such proposal (a “Superior Proposal”). The Audible Board further considered Audible’s rights and obligations under the Merger Agreement in the event that Audible or its representatives receive a Superior Proposal and the terms and conditions under which Audible would be permitted to provide information, participate in discussions or negotiate such Superior Proposal (or a combination of the foregoing). The Audible Board considered such provisions in light of Amazon’s right to terminate the Merger Agreement and the ensuing obligations of Audible to pay to Amazon, under certain circumstances, up to $3.5 million for the expenses incurred by Amazon and Purchaser in connection with the Offer, the Merger and the Merger Agreement and a termination fee of $10 million. The foregoing terms and conditions are summarized in Section 13 of the Offer to Purchase. Such summary is qualified in its entirety by reference to the Merger Agreement. The Audible Board considered the effect of these provisions of the Merger Agreement. The Audible Board also considered the views of Allen & Company expressed in this regard. The Audible Board also considered the contacts that Audible had with various third parties regarding a potential transaction involving Audible and the fact that Audible had engaged in a vigorous exploration of its strategic options, which did not result in any acquisition proposals other than the Amazon proposal, as described above in the “Background” section of this Item 4.

10.    Negotiations and Terms of the Merger Agreement. The Audible Board considered the efforts of the Audible Board, the Special Committee, Company management and their legal and financial advisors to negotiate the Offer Price and a definitive Merger Agreement in the best interests of and favorable to the Company and the Stockholders as reflected by the financial and other terms and conditions of the Merger Agreement, including that (1) neither the Offer nor the Merger is subject to a financing condition, (2) Amazon has demonstrated its (and Purchaser’s) financial capacity to consummate the Offer and the Merger and the other transactions contemplated by the Merger Agreement by having available sufficient funds to consummate such transactions, (3) the conditions to the Offer are specific and limited and, in the Audible Board’s judgment, are likely to be satisfied, and (4) subject to compliance with the terms and conditions of the Merger Agreement, Audible is permitted to terminate the Merger Agreement and the Audible Board can change its recommendation in order to approve an alternative transaction proposed by another person that qualifies as a Superior Proposal, upon the payment of a termination fee of $10 million and reimbursement for out-of-pocket expenses of Amazon, Purchaser and their affiliates of up to $3.5 million, and its belief that such termination fee and expense reimbursement were reasonable in comparison with termination fees and expense reimbursement payable in other similar transactions and would not preclude another person from making a competing proposal. The Audible Board considered the Offer Price and the Merger Agreement and determined that they resulted from arms’-length negotiations between the Audible Board and Amazon. The Audible Board believes that the Offer Price of $11.50 in cash for each share of Company Common Stock represented the highest per share consideration that could be obtained.

11.    Ability to Change Recommendation. The Audible Board considered the provisions in the Merger Agreement that permit the Audible Board to withhold, withdraw or modify in a manner adverse to Purchaser the Audible Board’s recommendation to the Stockholders that they accept the Offer and tender their shares in the Offer and approve and adopt the Merger Agreement and the Merger, provided that certain specified conditions are satisfied, including that the Audible Board will have determined in good faith (after having taken into account the advice of the Company’s outside legal counsel and a financial advisor of nationally recognized reputation) that the failure to so withhold, withdraw or modify the Audible Board’s recommendation is reasonably likely to breach its fiduciary duties to Stockholders under applicable law.

The Audible Board also considered a variety of risks and other potentially negative factors of the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including the following;

1.    No Continued Investment. The Audible Board considered that the nature of the transaction as a cash transaction would prevent Stockholders from being able to participate in any value creation that Audible and its business ventures may generate in the future, as well as any potential future appreciation in the market value of Company Common Stock.

2. Tax Treatment. The Audible Board considered that gains from the transactions contemplated by the Merger Agreement would be taxable to Stockholders for U.S. federal income tax purposes. The Audible Board also considered that gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to the Stockholders who perfect their appraisal rights.

3. Conditions to Closing. The Audible Board considered the conditions to the obligation of Purchaser to accept for payment and to pay for the Company Common Stock tendered in the Offer and to complete the Merger and pay the Merger Consideration and the possibility that such conditions might not be satisfied, including as a result of events outside of Audible’s control.

4. Potential Conflicts of Interest. The Audible Board was aware of the potential conflicts of interest between Audible, on the one hand, and the executive officers of Audible, on the other hand, as a result of the transactions contemplated by the Merger Agreement (as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements”).

5. Limited Recourse. The Audible Board considered the fact that the liability of Purchaser and its affiliates to Audible in the event of any breach by Purchaser of the Merger Agreement is limited as Amazon and Purchaser are not subject to a reverse termination fee.

6. Effects of Failure to Consummate the Offer and the Merger. The Audible Board considered that, if the Offer and the Merger and the other transactions contemplated by the Merger Agreement are not consummated, (1) Audible’s directors, officers and other employees will have expended considerable time and effort and will have experienced significant distractions from their work during the pendency of the transaction, including their work in finalizing Audible’s outstanding financial statements and periodic reports, (2) Audible will have incurred significant transaction and opportunity costs attempting to consummate the transactions, and Audible may have lost customers, vendors, business partners and employees after the announcement of the Offer, (3) the market’s perception of Audible’s prospects could be adversely affected, potentially resulting in a loss of customers, vendors, business partners and employees, (4) the trading price of the Company Common Stock could be adversely affected and (5) the Company is not to receive any reverse termination fee and, therefore, will have to absorb all of its costs and expenses incurred in connection with such proposed transactions.

7. Termination Fee and Expenses. The Audible Board considered the restrictions that the Merger Agreement imposes on the ability of Audible and its advisors and other representatives to solicit competing proposals for strategic transactions, and provisions in the Merger Agreement that require Audible to pay a termination fee and expense reimbursement under certain circumstances (including the potential effect of such termination fee and expense reimbursement in deterring other potential acquirors from proposing alternative transactions, although the Audible Board believes that the risk of such deterrence is mitigated by the process to solicit proposals for strategic transactions described above).

8. Risks Pending Closing. The Audible Board considered the risk that during the time between execution and consummation of the transactions contemplated by the Merger Agreement, Audible’s business prospects could change materially, in ways both adverse and beneficial to Purchaser, and that the price per share of Company Common Stock offered by Purchaser is fixed at $11.50 regardless of such changes (so long as there is no material adverse effect on the Company), and that during such time Audible will be required to operate in the ordinary course and subject to other restrictions as provided in the Merger Agreement, which may delay or prevent Audible from undertaking business opportunities that may arise prior to the completion of the Offer and the Merger. The Audible Board also considered the potential disruption to the Company’s business operations and staffing as preparations are made for closing, and that such disruptions may delay further Audible’s efforts to finalize its outstanding financial statements and periodic reports.

The foregoing includes the material factors considered by the Audible Board. In view of its many considerations, the Audible Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Audible Board may have given different weights to the various factors considered. After weighing all of these considerations, the Audible Board determined to approve and declare advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommend that Stockholders accept the Offer and tender their shares in the Offer and approve and adopt the Merger Agreement and the Merger.

Intent to Tender. After reasonable inquiry and to the best of Audible’s knowledge, each executive officer and director of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all shares of Company Common Stock held of record or beneficially owned by such person to Purchaser in the Offer (including any shares of Company Common Stock purchased by such person by exercising stock options).

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

Allen & Company is acting as the Special Committee’s financial advisor in connection with the Offer and the Merger. Pursuant to the terms of the engagement letter executed with Allen & Company, Audible has agreed to pay to Allen & Company, contingent upon completion of the Offer, a cash transaction fee for its financial advisory services equal to 1.2% of aggregate consideration payable to the Stockholders in the Offer and the Merger, which, based on the $11.50 per share price to be paid to Stockholders, implies a transaction fee of approximately $3.6 million. In addition, Audible agreed that if it requested from Allen & Company an opinion as to the fairness from financial point of view of the Offer and the Merger to the Stockholders, upon delivery of such opinion in writing, Audible would pay to Allen & Company a cash fee of $750,000, with such fee to be creditable against the cash transaction fee described above. Audible paid the $750,000 cash fee to Allen & Company on January 31, 2008. Pursuant to the engagement letter, Audible has also agreed to reimburse Allen & Company’s expenses and indemnify Allen & Company against certain liabilities arising out of the engagement.

Allen & Company, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Allen & Company and its affiliates may actively trade or hold the securities of Audible and Amazon for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, Allen & Company and its affiliates may maintain relationships with Audible, Amazon and their respective affiliates.

Except as set forth above, neither Audible nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to Stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Audible, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, to the Company’s knowledge after reasonable inquiry, no transactions in the Company Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or the subsidiary of the Company.

Pursuant to the terms of Donald R. Katz’s Rule 10b5-1 plan, which provides for dispositions of his Company Common Stock from time to time, on December 3, 2007, Mr. Katz sold 5,500 shares of Company Common Stock at prices ranging from $11.59 to $11.88 per share, and on January 2, 2008, he sold 5,500 shares of Company Common Stock at prices ranging from $8.75 to $9.07 per share.

Pursuant to the terms of William H. Mitchell’s Rule 10b5-1 plan, which provides for dispositions of his Company Common Stock from time to time, on December 27, 2007, Mr. Mitchell sold 500 shares of Company Common Stock at a price of $8.96 per share, and on January 28, 2008, he sold 500 shares of Company Common Stock at a price of $8.79 per share.

On January 2, 2008, Mr. Katz was granted 20,000 restricted stock units, each of which represents a contingent right to receive one share of Company Common Stock, was granted an option to purchase 60,000 shares of Company Common Stock at a exercise price of $8.83 per share and acquired 3,333 shares of Company Common Stock pursuant to the settlement of vested restricted stock units. On January 29, 2008, Mr. Katz, pursuant to the terms of his employment agreement dated January 2, 2007, was awarded 25,000 shares of Company Common Stock in connection with meeting 2007 performance targets, which shares are issuable upon the earlier of the closing date of the Merger and the filing of Audible’s annual report on Form 10-K for the year ended December 31, 2007.

On January 2, 2008, Glenn Rogers acquired 16,650 shares of Company Common Stock as a settlement of vested restricted stock units, and 6,601 shares of Company Common Stock were withheld by Audible at a price of $9.00 per share to satisfy certain tax withholding obligations in connection with such settlement. On January 4, 2008, Mr. Rogers forfeited 30,374 restricted stock units in connection with his resignation from Audible. Also on January 4, 2008, Audible caused the acceleration of 72,024 restricted stock units in connection with Mr. Rogers’ resignation from Audible. Such accelerated restricted stock units will be settled in shares of Company Common Stock upon the earlier of June 13, 2008 or a change of control (including the closing of the Offer).

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, Audible is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of Audible’s securities by Audible, any subsidiary of Audible or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Audible or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Audible or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of Audible. Except as set forth in this Statement or the Offer to Purchase, there are no transactions, Audible Board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

Item 8.	Additional Information.

Anti-takeover Statute. As a Delaware corporation, Audible is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation either approved the transaction in which the stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Audible Board has approved the Merger Agreement, as described in Item 4 above, and therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the other transactions contemplated under the Merger Agreement.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is completed, Stockholders who did not tender their shares in the Offer and, if a vote of Stockholders is taken to adopt the Merger Agreement, did not vote in favor of the Merger, will have certain rights under the DGCL in connection with the Merger to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their shares as of the Effective Time (likely exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting Stockholders will be entitled to receive payment of a fair rate of interest from the date of completion of the Merger on the amount determined to be the fair value of their shares. No holder of dissenting shares will be entitled to receive any Merger Consideration in respect of such dissenting shares unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to seek appraisal of its dissenting shares under the DGCL, and any dissenting Stockholder will be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the dissenting shares owned by such dissenting Stockholder. If any person who otherwise would be deemed a dissenting Stockholder fails properly to perfect or effectively withdraws or loses the right to seek appraisal with respect to any dissenting shares, such dissenting shares will thereupon be treated as though such dissenting shares had been converted into the right to receive the Merger Consideration.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Regulatory Approvals. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the United States Federal Trade Commission (the “FTC”), certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of shares of Company Common Stock by Amazon or Purchaser pursuant to the Offer and the Merger is subject to these requirements, including the submission of a filing under the HSR Act by each of Amazon and Audible. Amazon intends to make the requisite filing as soon as practicable following the commencement of the Offer, and Audible intends to make the requisite filing as soon as practicable following the Amazon filing, but in any event within 10 days thereafter. The initial waiting period applicable to the purchase of shares of Company Common Stock pursuant to the Offer is 15 days following Amazon’s filing. Prior to such time, however, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material from the parties (a “second request”). If a second request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Amazon with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions, such as the acquisition of shares of Company Common Stock by Amazon or Purchaser pursuant to the Offer and the Merger. At any time, whether before or after the consummation of the Offer or the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer or the Merger or seeking divestiture of the shares so acquired or divestiture of substantial assets of Amazon or Audible. Individual states of the United States or private parties may also bring legal actions under the antitrust laws of the United States. Audible does not, and Amazon has advised Audible that it does not, believe that the consummation of the Offer or the Merger will result in a violation of any applicable antitrust laws. There can be no assurance, however, that a challenge to the Offer or the Merger on antitrust grounds will not be made or, if such a challenge is made, what the outcome would be.

Other than the filings under the HSR Act and certain filings with foreign antitrust and competition authorities, none of Amazon, Purchaser or Audible is aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Amazon’s or Purchaser’s acquisition or ownership of the Company Common Stock.

Section 14(f) Information Statement. The Information Statement attached as Annex II hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Audible Board other than at a meeting of Stockholders and the information therein is incorporated in this Statement by reference.

Short-Form Merger Provisions. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer as a short-form merger without a vote of Stockholders.

Opinion of Allen & Company. Allen & Company has acted as financial advisor to the Special Committee with respect to the Offer and the Merger. In connection with Allen & Company’s engagement as financial advisor, the Special Committee requested that Allen & Company evaluate the fairness, from a financial point of view, of the Offer Price to be paid to the Stockholders. On January 30, 2008, Allen & Company delivered its oral opinion, subsequently confirmed in writing, to the Special Committee to the effect that, as of the date of its opinion and based upon and subject to the qualifications, limitations and assumptions set forth therein, the Offer Price was fair, from a financial point of view, to the Stockholders.

This summary of Allen & Company’s written opinion is qualified in its entirety by reference to the full text of Allen’s written opinion, dated January 30, 2008, attached as Annex I. You are urged to, and should, read Allen & Company’s written opinion carefully and in its entirety. Allen & Company’s written opinion addresses only the fairness, from a financial point of view, of the Offer Price to the Stockholders, as of the date of Allen & Company’s written opinion, and does not constitute a recommendation to any Stockholder as to how such Stockholder should vote or act on any matter relating to the Offer and the Merger.

In arriving at its opinion, Allen & Company, among other things:

•

reviewed the terms and conditions of the Offer and the Merger, including the draft Merger Agreement and the draft agreements ancillary thereto (none of which prior to the delivery of the opinion had been executed by the parties);

•	reviewed trends in the downloadable digital content and online content and commerce industry;

•	reviewed and analyzed the present financial and business condition and business prospects of Audible based on information provided by the senior management of Audible;

•	reviewed historical results and financial projections of Audible provided by senior management of the Company;

•	reviewed public financial information with respect to both Audible and Amazon;

•	reviewed information obtained from meetings and telephone calls with the management of Audible;

•

reviewed public financial and transaction information involving mergers and acquisitions that Allen & Company deemed to be comparable to the Offer and the Merger, including the premiums and multiples paid in such comparable transactions;

•	reviewed Audible’s common stock price and market multiples in relation to those of certain comparable companies;

•	analyzed Wall Street research and internal management projections in order to develop a discounted cash flow valuation analysis;

•	analyzed the trading history of Audible’s common stock as compared to that of comparable market indices;

•

utilized their familiarity, developed in the course of serving as financial advisor to Audible (and also developed in connection with the negotiation of the Offer and Merger), with Audible’s business and prospects, as well as prevailing trends in the markets in which Audible and Amazon participate;

•	conferred with the management team of Audible with respect to the proposed Offer and Merger; and

•	conducted such other financial analyses and investigations as Allen & Company deemed necessary or appropriate for the purposes of the opinion expressed therein.

In connection with its review, Allen & Company did not assume any responsibility for independent verification of any of the information utilized in its analyses and relied upon and assumed the accuracy and completeness of all of the financial, accounting, tax and other information that was available to Allen & Company from public sources, that was provided to them by Audible or its representatives, or that was otherwise reviewed by Allen & Company. With respect to the projected business information and financial results that Allen & Company reviewed, Allen & Company was advised by Audible’s management, and Allen & Company assumed, that such forecasts had been reasonably prepared in good faith reflecting the best currently available estimates and judgments of Audible’s management as to its future financial performance. Allen & Company assumed no responsibility for such forecasts or the assumptions on which they were based.

Allen & Company also assumed, with Audible’s consent, that the Offer and Merger would be consummated in accordance with the terms and conditions set forth in the draft Merger Agreement and the draft agreements ancillary thereto that it reviewed. Allen & Company neither conducted a physical inspection of the properties and facilities of Audible nor, except as specifically set forth in the opinion, made or obtained any evaluations or appraisals of the assets or liabilities of Audible, or conducted any analysis concerning the solvency of Audible. Allen & Company’s opinion addressed only the fairness, from a financial point of view, of the Offer Price to the Stockholders, and did not address any other aspect or implication of the Offer and Merger or any other agreement, arrangement or understanding entered into in connection with the Offer and Merger or otherwise. Allen & Company’s opinion is necessarily based upon information made available to it as of the date of its opinion, and upon financial, economic, market and other conditions as they existed and could be evaluated on the date of Allen & Company’s opinion. Allen & Company’s opinion did not address the relative merits of the Offer and Merger as compared to other business strategies that might be available to Audible, nor did it address Audible’s underlying business decision to proceed with the Offer and Merger. Allen & Company’s opinion also did not express an opinion about the fairness of any compensation payable to any of Audible’s officers, directors or employees in connection with the Offer and Merger, relative to the compensation payable to the Stockholders.

In preparing its opinion, Allen & Company performed a number of financial and comparative analyses, including those further described below. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Allen & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying its opinion. No company or transaction used in the analyses performed by Allen & Company as a comparison is identical to Audible or the contemplated Offer and Merger. In addition, Allen & Company may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Allen & Company’s view of the actual value of Audible. The analyses performed by Allen & Company are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Allen & Company’s analysis of the fairness, from a financial point of view, of the Offer Price, to the Stockholders, and were provided to the Special Committee in connection with the delivery of Allen & Company’s opinion.

The following is a summary of material financial analyses performed by Allen & Company in connection with the preparation of its opinion, and reviewed with the Special Committee and the Audible Board at a meeting held on January 30, 2008. Certain of the following summaries of financial analyses that were performed by Allen & Company include information presented in tabular format. In order to understand fully the material financial analyses that were performed by Allen & Company, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses.

Allen & Company used the following methodologies to determine that the $11.50 Offer Price to be paid to the Stockholders represented equity values per share and EBITDA multiples that were in line with the results derived from the following valuation analyses: (1) comparable company premiums analysis; (2) discounted cash flow analysis (“DCF”); (3) comparable precedent transactions analysis and (4) comparable company multiples analysis.

(1) Comparable Company Premiums Analysis. Allen & Company analyzed and examined the transaction premiums paid in all completed acquisitions of domestic companies, excluding financial institutions, which were acquired from January 1, 2002 through January 29, 2008. Allen & Company found that the Offer Price of $11.50 represented a premium to Audible’s market price within the range of estimated premiums paid in comparable mergers and acquisitions.

Allen & Company also compared the Offer Price to various measures relating to Audible’s market capitalization and enterprise value. These measures included (a) the closing price on January 29, 2008; (b) the 30-day average closing prices; (c) the 60-day average closing prices; (d) the 90-day average closing prices; (e) the 6-month average closing prices; (f) the 12-month average closing prices and (e) the 24-month average closing prices. For all relevant measurement periods, Allen & Company calculated that the Offer Price represented a premium to market capitalization which ranged from 3.5%—32.3% and a premium to enterprise value which ranged from 4.9%—50.9%.

(2) Discounted Cash Flow Analysis. Allen & Company’s Discounted Cash Flow (“DCF”) approach was based upon certain financial projections and estimates for the fiscal years ending 2008-2011, which were derived from two sources: (a) Wall Street research and (b) Audible’s management. Allen & Company’s analyses utilized the projected cash flows of Audible discounted back to present value based on a range of risk-adjusted discount rates.

(a) Wall Street Research. Using a range of terminal forward EBITDA multiples ranging from 8.0x – 12.0x and discount rates ranging from 14%—18%, Allen & Company determined that the Offer Price of $11.50 fell within the range of calculated DCF equity values of $9.72 to $13.24 per share of Company Common Stock based on Wall Street analyst valuations.

(b) Company Management. Using a range of terminal forward EBITDA multiples ranging from 8.0x – 12.0x and discount rates ranging from 14%—18%, Allen & Company determined that the Offer Price of $11.50 fell below the range of calculated DCF equity values of $15.38 to $21.99 per share of Company Common Stock based on Audible management estimates.

(3) Comparable Precedent Transactions Analysis. Allen & Company reviewed selected precedent transactions within the e-commerce sector that had announcement dates between 2004 and 2008 and that had publicly disclosed information or industry analyst estimates from which purchase price multiples could be derived. Transactions analyzed included:

•	ValueClick’s acquisition of MeziMedia

•	eBay’s acquisition of StubHub

•	Experian’s acquisition of PriceGrabber.com

•	Liberty Media’s acquisition of Provide Commerce

•	E.W. Scripps’ acquisition of Shopzilla

•	eBay’s acquisition of Shopping.com

•	Yahoo!’s acquisition of Kelkoo

As indicated by the chart below, Allen & Company determined that the Offer Price implies enterprise value multiples for the Company that were in line with the range of multiples paid in comparable transactions in the e-commerce sector, based on Allen & Company’s review of Wall Street Consensus and Company management estimates.

	Multiples Implied by Offer Price of $11.50 based on Company Management Estimates	Multiples Implied by Offer Price of $11.50 based on Wall Street Consensus	Range of Multiples from Comparable Transactions in E-Commerce Sector	Mean and Median of Multiples from Comparable Transactions in E-Commerce Sector
Enterprise Value / LTM EBITDA	30.0x	30.5x	4.8x – 41.2x	Mean – 22.5x Median – 22.5x

Enterprise Value / Forward EBITDA	13.1x	18.0x	13.4x – 21.1x	Mean – 17.4x Median – 17.5x

(4) Comparable Company Multiples Analysis. Allen & Company analyzed and examined EBITDA multiples for companies within the e-commerce sector that Allen & Company deemed comparable to Audible. Specifically, Allen & Company analyzed the common stock prices and market multiples of the following comparable publicly traded companies:

•	Netflix

•	Blue Nile

•	RealNetworks

•	1-800-FLOWERS.com

•	Drugstore.com

•	Overstock.com

Allen & Company calculated the ratio of enterprise value to EBITDA on a projected calendar year basis for 2007, 2008 and 2009 for each of the six companies identified above. Utilizing the numbers obtained from publicly available information, Reuters consensus estimates and Audible press releases, Allen & Company determined that the Offer Price implied EBITDA multiples either above or in line with the range of multiples of the comparable publicly traded companies in the e-commerce sector.

	Multiples Implied by Offer Price of $11.50 Based on Company Management Estimates	Multiples Implied by Offer Price of $11.50 Based on Reuters Consensus Estimates	Range of Multiples from Comparable Publicly Traded Companies	Mean and Median Multiples from Comparable Publicly Traded Companies
EV/CY07 EBITDA	30.0x	30.5x	6.3x – 29.3x	Mean – 17.6x Median – 18.1x

EV/CY08 EBITDA	13.1x	18.0x	5.0x – 23.8x	Mean – 11.0x Median – 8.5x

EV/CY09 EBITDA	7.2x	10.3x	3.9x – 19.7x	Mean – 8.7x Median – 6.8x

Allen & Company’s opinion and presentation to the Special Committee was one of many factors that the Special Committee took into account in making its decision. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Special Committee in determining the fairness, from a financial point of view, of the Offer Price to the Stockholders.

Pursuant to an engagement letter dated April 15, 2007 and amended thereafter on May 15, 2007 and January 9, 2008 (collectively, the “Engagement Letter”), the Special Committee engaged Allen & Company to assist Audible in a possible sale or disposition of all or substantially all of the equity or assets of Audible. Allen & Company’s services under the Engagement Letter included (i) acting as Audible’s financial advisor, (ii) initiating or continuing discussions with potential buyers, (iii) assisting Audible with structuring and negotiating a potential transaction and (iv) delivering to the Special Committee its opinion as to the fairness to the Stockholders from a financial point of view of the Offer Price. Allen & Company was selected by the Special Committee based on Allen & Company’s qualifications and reputation. Allen & Company, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Except as described therein, Allen & Company does not have and has not had any material relationships involving the payment or receipt of compensation between Allen & Company and Audible, Amazon or any of their respective affiliates during the last two years. Allen & Company or its affiliates, in the ordinary course of their business as a broker-dealer and market maker, may have long or short positions, either on a discretionary or nondiscretionary basis, for their own accounts or for those of their clients, in the debt and equity securities (or related derivative securities) of Audible, Amazon or any of their respective affiliates. The Fairness Opinion was approved by Allen & Company’s fairness committee.

Pursuant to the terms of the Engagement Letter, Audible has agreed to pay to Allen & Company contingent upon completion of the Offer, a cash transaction fee for its financial advisory services equal to 1.2% of the aggregate consideration payable to the Stockholders in the Offer and the Merger (the “Success Fee”), which, based on the $11.50 per share price to be paid to the Stockholders, implies a transaction fee of approximately $3.6 million. In addition, upon delivery of the Fairness Opinion, Audible paid to Allen & Company a cash fee of $750,000, which fee is creditable against the Success Fee that may subsequently become payable to Allen & Company. Pursuant to the terms of the Engagement Letter, Audible has also agreed to reimburse Allen & Company’s expenses and indemnify Allen & Company against certain liabilities arising out of the engagement.

Certain Preliminary Financial Information. In connection with the due diligence review of Audible by Amazon, on January 20, 2008, Audible provided to Amazon updated preliminary financial results for Audible and its consolidated subsidiaries for the three months ended December 31, 2007, including preliminary revenues, adjusted EBITDA and net income for such period; the Company updated this information and furnished it to Amazon on February 7, 2008, together with certain additional preliminary information relating to Audible’s operations for the three months ended December 31, 2007, including total and Basic/Value AudibleListener® Members, subscriber acquisition cost, monthly churn and new subscriber additions data for such period (the foregoing information furnished to Amazon on January 20, 2008 and February 7, 2008 is collectively referred to as the “Preliminary Financial Information”). Set forth below is a summary of the more detailed information provided in the Preliminary Financial Information.

The Preliminary Financial Information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants, or generally accepted accounting principles. The Preliminary Financial Information is being included in this Statement not to influence your decision whether to tender your shares in the Offer, but rather because it was made available by Audible to Amazon.

The Preliminary Financial Information does not include any information or notes required to be included in interim financial statements. The review of the preliminary financial information by Audible’s independent accounting firm as required by Statement of Auditing Standards No. 100 has not been completed. Furthermore, the Preliminary Financial Information is subject to other matters that may arise in the course of Audible’s accounting review. The Preliminary Financial Information has not been audited and is therefore subject to revision, which might be material. There can be no assurance that the Preliminary Financial Information will be consistent with final audited information, which may vary materially from the information set forth below.

The Preliminary Financial Information does not contain all of the disclosures that would otherwise be required under generally accepted accounting principles.

None of Audible, Amazon, Purchaser or their respective affiliates or any other person undertakes any obligation to update or otherwise reconcile or revise this information to reflect circumstances after the date this information was generated or to reflect events that may result in this information being in error.

The Preliminary Financial Information should be read together with the historical financial statements of Audible. Audible has made publicly available its actual results of operations for the third quarter ended September 30, 2007. You should review Audible’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 to obtain this information.

PRELIMINARY FINANCIAL INFORMATION

THREE MONTHS ENDED DECEMBER 31, 2007

(in thousands, except per subscriber data and percentages)

	Revenues	Adjusted EBITDA (1)(2)	Net Income (3)	Total Members(4)	Basic/Value Members (5)	Subscriber Acquisition Cost (per subscriber)	Monthly Churn	New Subscriber Additions
Furnished to Parent on January 20, 2008	$31,100	$3,258	$4,279	Not provided	Not provided	Not provided	Not provided	Not provided
Furnished to Parent on February 7, 2008	$31,134	$3,186	$3,989	457	133	$45	3.5%	71

(1)	Excludes stock-based compensation.
(2)	EBITDA means earnings before interest, taxes, depreciation and amortization. EBITDA is not a recognized financial measure under the U.S. generally accepted accounting principles (“GAAP”). Information on EBITDA has been provided because it is commonly used as a measure of operating performance in the industry in which Audible operates. Audible’s management believes that, when viewed together with Audible’s other financial results set forth herein and the accompanying reconciliation, EBITDA provides a more complete understanding of factors and trends affecting Audible’s ongoing business and operations. EBITDA should be considered in addition to, but not in lieu of, other measures of liquidity, profitability, and cash flows. Additionally, this financial measure may not be comparable to similarly captured measures reported by other companies.

Certain rules promulgated by the SEC under the Exchange Act define and prescribe the conditions for the use of certain non-GAAP financial measures in SEC filings. These rules require a company that includes a non-GAAP financial measure in its SEC filing to include in that SEC filing a presentation of the most directly comparable GAAP financial measure and a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure. In this Statement, we have included EBITDA, which is a non-GAAP financial measure. A reconciliation of EBITDA to Net Income, as the most directly comparable GAAP financial measure historically used by Audible, is provided in the table below. The reconciliation of EBITDA to Net Income set forth below was not provided to Amazon as part of the Preliminary Financial Information.

(3)	Net income for the three months ended December 31, 2007 includes $3,148 from the non-operating sale of New Jersey state income tax losses. This compares favorably to $769 from a similar sale in the three months ended December 31, 2006.
(4)	Number of Gold and Platinum monthly fee AudibleListener® Members plus Basic/Value AudibleListener® Members at the end of the applicable period.
(5)	Number of AudibleListener® Members at the end of the applicable period who pay a $9.95 annual fee for the right to purchase titles on an à la carte basis at a discount.

RECONCILIATION OF EBITDA TO NET INCOME

	Version Furnished to Amazon on January 20, 2007 Three Months Ended December 31, 2007	Version Furnished to Amazon on February 7, 2008 Three Months Ended December 31, 2007
($) in thousands
Net income (loss)	$4,279	$3,985
Add back:
Stock-based compensation	1,617	1,617
Depreciation and amortization	1,354	1,354
Loss on equity investment	93	—
Asset impairment	—	—
Income tax expense	—	13
Less:
Interest income, net	(937)	(942)
State income tax benefit	(3,148)	(3,148)

Non-GAAP adjusted EBITDA	$3,258	$3,186

Certain Internal Projections and Forecasts. Audible does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of Audible by Amazon, on December 7, 2007, Audible provided to Amazon non-public internal financial forecasts regarding its anticipated future operations for the fiscal years ending December 31, 2008 and December 31, 2009 (collectively, “Internal Financial Forecasts”) as well as for the fiscal year ended December 31, 2007 and the three-month period then ended (which were subsequently superseded by the Preliminary Financial Information). Set forth below is a summary of the more detailed information provided in the Internal Financial Forecasts.

The Internal Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The Internal Financial Forecasts are being included in this Statement not to influence your decision whether to tender your shares in the Offer, but rather because they were made available by Audible to Amazon.

The Internal Financial Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Audible’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, increased competition among providers of audio content; adverse reactions to the Offer and the Merger by Audible’s customers, suppliers and strategic partners; the failure to retain key management and technical personnel of Audible; fluctuations in demand; cost and ability to license or produce compelling audio content; fluctuations in supply of electronic listening devices by manufacturers; the failure to develop competitive products; technological capacity constraints; potential damages if there has been unauthorized reproduction of content; potential delays in recognizing revenue if subscribers fail to use their audio credits on a timely basis; and other risks described in Audible’s registration statement on Form S-3/A filed with the SEC on December 13, 2007. In addition, the Internal Financial Forecasts may be affected by Audible’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Audible’s control. The Internal Financial Forecasts also reflect assumptions as to certain business decisions that are subject to change. Since the Internal Financial Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year.

Accordingly, there can be no assurance that the projections contained in the Internal Financial Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Internal Financial Forecasts in this Statement should not be regarded as an indication that any of Audible, Amazon or Purchaser or their respective affiliates, advisors or representatives considered or consider the Internal Financial Forecasts to be a reliable prediction of future events, and the Internal Financial Forecasts should not be relied upon as such. None of Audible, Amazon or Purchaser or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from the Internal Financial Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Internal Financial Forecasts to reflect circumstances existing after the date the Internal Financial Forecasts were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections contained in the Internal Financial Forecasts are shown to be in error. None of Audible or, to the knowledge of Audible, Amazon or Purchaser, intends to make publicly available any update or other revisions to the Internal Financial Forecasts. None of Audible, Amazon or Purchaser or their respective affiliates, advisors or representatives has made or makes any representation to any person regarding the ultimate performance of Audible compared to the information contained in the Internal Financial Forecasts or that forecasted results will be achieved. Audible has made no representation to Amazon or the Purchaser, in the Merger Agreement or otherwise, concerning the Internal Financial Forecasts.

The Internal Financial Forecasts should be read together with the historical financial statements of Audible. Audible has made publicly available its actual results of operations for the third quarter ended September 30, 2007. You should review Audible’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 to obtain this information.

INTERNAL FINANCIAL FORECASTS

(in thousands, except per subscriber data and percentages)

	Revenues	Total Revenue Growth	Expenses	Adjusted EBITDA (1)	Total Members (2)	Basic/ Value Members (3)	Subscriber Acquisition Cost (per subscriber)	Monthly Churn	New Subscriber Additions
Year Ending December 31, 2008	$139,379	28.0%	$122,570	$16,809	470	63	$50	3.0%	285
Year Ending December 31, 2009	$174,384	25.1%	$144,016	$30,369	534	40	$55	2.7%	263

(1)	Excludes stock-based compensation.
(2)	Number of Gold and Platinum monthly fee AudibleListener® Members plus Basic/Value AudibleListener®

Members at the end of the applicable period.

(3)	Number of AudibleListener® Members at the end of the applicable period who pay a $9.95 annual fee for the right to purchase titles on an à la carte basis at a discount.

Item 9.	Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Letter to Stockholders of Audible, Inc., dated January 31, 2008, from Donald R. Katz, Chairman of the Audible Board of Directors, Chief Executive Officer and President of Audible, Inc.*

(a)(2)	Offer to Purchase, dated February 11, 2008 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of Amazon.com, Inc. and AZBC Holdings, Inc. filed on February 11, 2008).*

(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO of Amazon.com, Inc. and AZBC Holdings, Inc. filed on February 11, 2008).

(a)(4)	Opinion of Allen & Company, dated January 30, 2008 (included as Annex I to this Statement).*

(a)(5)	Press release dated January 31, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Audible, Inc. on January 31, 2008).

(e)(1)	Agreement and Plan of Merger, dated January 30, 2008, by and among Amazon.com, Inc., AZBC Holdings, Inc. and Audible, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Audible, Inc. on January 31, 2008).

(e)(2)	Section 14(f) Information Statement of Audible, Inc., dated February 11, 2008 (included as Annex II to this Statement).*

(e)(3)	Tender and Support Agreement, dated as of January 30, 2008, by and among Amazon.com, Inc., Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V. and Patricof Investment Club III, L.P. (incorporated by reference to Exhibit (d)(2) of the Schedule TO of Amazon.com, Inc. and AZBC Holdings, Inc. filed on February 11, 2008).

(e)(4)	Tender and Support Agreement, dated as of January 30, 2008, by and between Amazon.com, Inc. and Donald R. Katz (incorporated by reference to Exhibit (d)(2) of the Schedule TO of Amazon.com, Inc. and AZBC Holdings, Inc. filed on February 11, 2008).

*	Included with the Schedule 14D-9 mailed to stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

AUDIBLE, INC.

	By:	/s/ DONALD R. KATZ
Donald R. Katz
President and Chief Executive Officer

Dated: February 11, 2008

ANNEX I

711 FIFTH AVENUE, NEW YORK, NY 10022 (212)339-2644

TELECOPIER: (212)339-2405

January 30, 2008

Members of the Special Committee of the Board of Directors

Audible, Inc.

1 Washington Park

Newark, New Jersey

07102

Members of the Special Committee of the Board of Directors:

We are pleased to confirm in writing the opinion provided orally to the Special Committee of the Board of Directors of Audible, Inc., a corporation organized under the laws of Delaware (“Audible” or the “Company”), at its meeting held on January 30, 2008. We understand that the Company, Amazon.com, Inc., a Delaware corporation (“Parent”), and AZBC Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), are entering into an Agreement and Plan of Merger (“Agreement”) whereby Parent will acquire the Company. Capitalized terms used herein but not defined have the same meanings as set forth in the Agreement.

As further described in the Agreement, the Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the Company Common Stock (the “Shares”), at a price per Share of $11.50, (such price or any higher price per Share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”). Following the consummation of the Offer, the Purchaser shall be merged with and into the Company with the Company to remain as the Surviving Corporation (the “Merger” and, together with the Offer, the Top-Up Option and the other transactions contemplated by the Agreement, the “Transactions”). At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be converted into the right to receive an amount equal to the Offer Price, without interest, subject to any applicable withholding Taxes.

As you know, Allen & Company LLC (“Allen”) has been engaged by the Company to act as the financial advisor to the Special Committee of the Board of Directors of the Company. In this connection, pursuant to our April 15, 2007 engagement letter agreement and amendments thereto, executed on May 15, 2007 and January 9, 2008 (collectively, the “Engagement Letter”), you have asked us to render our opinion as to the fairness, from a financial point of view, of the Offer Price, to be paid to the holders of the shares of Company Common Stock. Pursuant to the Engagement Letter, Allen will be paid a fee upon delivery of this opinion to the Special Committee of the Board of Directors of the Company, and such fee shall be creditable against the Success Fee (as defined below) subsequently paid to Allen. Contingent upon the consummation of the Offer, the Company shall pay to Allen a further cash transaction fee equal to a certain percentage of the consideration received by the Company’s stockholders (the “Success Fee”). The Company has also agreed to reimburse Allen’s expenses and indemnify Allen against certain liabilities arising out of such engagement.

Allen, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Except as described herein, Allen does not have and has not had any material relationships involving the payment or receipt of compensation between Allen and the Company, Amazon, or any of their respective affiliates during the last two years. In the

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ordinary course of its business as a broker-dealer and market maker, Allen may have long or short positions, either on a discretionary or nondiscretionary basis, for its own account or for those of its clients, in the debt and equity securities (or related derivative securities) of the Company or Amazon or any of their respective affiliates. This opinion was approved by Allen’s fairness committee.

Our opinion as expressed herein reflects and gives effect to our general familiarity with the Company and Amazon as well as information which we received during the course of this assignment, including information provided by senior management of the Company in the course of discussions relating to this engagement. In arriving at our opinion, we neither conducted a physical inspection of the properties and facilities of the Company nor made or obtained any evaluations or appraisals of the assets or liabilities of the Company, or conducted any analysis concerning the solvency of the Company.

In rendering our opinion, we have relied upon and assumed without independent verification and with your consent the accuracy and completeness of all of the financial, accounting, tax and other information that were available to us from public sources, that was provided to us by the Company or that was otherwise reviewed by us. With respect to financial projections provided to us by the Company, we have assumed with your consent that they have been reasonably prepared in good faith reflecting the best currently available estimates and judgments of the management of the Company, as to the future operating and financial performance of the Company. We assume no responsibility for and express no view or opinion as to such forecasts or the assumptions on which they are based.

We have assumed that the Transactions will be consummated in accordance with the terms and conditions set forth in the draft Agreement and the draft agreements ancillary thereto that we have reviewed.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusions expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof.

In arriving at our opinion, we have among other things:

(i)	reviewed the terms and conditions of the Transactions, including the draft Agreement and the draft agreements ancillary thereto (none of which prior to the delivery of this opinion has been executed by the parties);

(ii)	reviewed trends in the downloadable digital content and online content and commerce industry;

(iii)	reviewed and analyzed the present financial and business condition and business prospects of the Company based on information provided by the senior management of the Company;

(iv)	reviewed historical results and financial projections of the Company provided by senior management of the Company;

(v)	reviewed public financial information with respect to both the Company and Amazon;

(vi)	reviewed information obtained from meetings and telephone calls with the management of the Company;

(vii)	reviewed public financial and transaction information involving mergers and acquisitions which Allen deemed to be comparable to the Transactions, including the premiums and multiples paid in such comparable Transactions;

(viii)	reviewed the Company’s common stock price and market multiples in relation to that of certain comparable companies;

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(ix)	analyzed Wall Street research and internal management projections in order to develop a discounted cash flow valuation analysis;

(x)	analyzed the trading history of the Company’s common stock as compared to that of comparable market indices;

(xi)	utilized our familiarity, developed in the course of serving as financial advisor to the Company (and also developed in connection with the negotiation of the Transactions), with the Company’s business and prospects, as well as prevailing trends in the markets in which the Company and Amazon participate;

(xii)	conferred with the management team of the Company with respect to the proposed Transactions; and

(xiii)	conducted such other financial analyses and investigations as we deemed necessary or appropriate for the purposes of the opinion expressed herein.

It is understood that this opinion was provided for the information and assistance of the Special Committee of the Board of Directors of the Company in connection with its consideration of the Transactions. Allen consents to the inclusion of this opinion in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the Transactions.

This opinion does not constitute a recommendation as to what course of action the Special Committee of the Board of Directors or the Company should pursue in connection with the Transactions, or otherwise address the merits of the underlying decision by the Company to engage in the Transactions. We express no opinion as to the price at which any share of capital stock of the Company will trade either before or after the Transactions. We do not express an opinion about the fairness of any compensation payable to any of the Company’s officers, directors of employees in connection with the Transactions, relative to the compensation payable to the Company’s public stockholders.

We do not express any opinion as to any tax or other consequences that might result from the Transactions, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. For the purposes of our opinion, we have assumed with your consent that all governmental, regulatory or other consents necessary for the consummation of the Transactions as contemplated by the Agreement will be obtained without any adverse effect on the Company.

Our opinion is limited to the fairness, as of the date hereof, from a financial point of view, of the Offer Price, to the stockholders of the Company.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price is fair, from a financial point of view, to the stockholders of the Company.

Very truly yours,

ALLEN & COMPANY LLC

By:	/s/ Thomas J. Kuhn
Thomas J. Kuhn
Managing Director

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ANNEX II

Audible, Inc.

1 Washington Park—16th Floor

Newark, New Jersey 07102-3116

(973) 820-0400

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about February 11, 2008 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”), of Audible, Inc., a Delaware corporation (“Audible” or the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by AZBC Holdings, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Amazon.com, Inc., a Delaware corporation (“Amazon”), to a majority of seats on the Board of Directors of Audible (the “Audible Board” or “Audible’s Board of Directors”). On January 30, 2008, Audible entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Amazon and Purchaser, pursuant to which Purchaser agreed to commence a tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Audible Common Stock”), of Audible (the “Shares”) at a price of $11.50 per Share, net to seller in cash, without interest thereon (the “Offer Price”), subject to withholding of any applicable taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated February 11, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of Audible and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Amazon and Purchaser with the Securities and Exchange Commission (the “Commission”) on February 11, 2008. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Audible (the “Merger”). Following consummation of the Merger, Audible will continue as the surviving corporation and will be a wholly owned subsidiary of Amazon. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by Amazon, any of its subsidiaries (including Purchaser), Audible or any of its subsidiaries, and Shares held by stockholders of Audible who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters’ rights of appraisal) will be converted into the right to receive an amount of cash equal to the Offer Price (the “Merger Consideration”), subject to withholding of any applicable taxes.

The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex II, which was filed by Audible with the Commission on February 11, 2008 and which is being mailed to stockholders of Audible along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth in this Information Statement supplements certain information set forth in the Statement. Information set forth in this Information Statement related to Amazon, Purchaser or Purchaser’s Designees (as defined below) has been provided to Audible by Amazon, and Audible assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

Purchaser will commence the Offer on February 11, 2008. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of March 10, 2008, unless Purchaser extends it.

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GENERAL

Audible Common Stock is the only class of equity securities of Audible outstanding that is entitled to vote at a meeting of the stockholders of Audible. Each Share is entitled to one vote. As of January 30, 2008, there were 24,372,756 outstanding Shares, of which Purchaser owns 613,343 shares.

RIGHT TO DESIGNATE DIRECTORS AND PURCHASER’S DESIGNEES

The Merger Agreement provides that, promptly upon the acceptance of any Shares for payment by Amazon or Purchaser or any of their affiliates pursuant to the Offer (the “Appointment Time”), and from time to time thereafter, Purchaser is entitled to designate such number of directors (“Purchaser’s Designees”), rounded up to the next whole number, on the Audible Board as is equal to the product of the total number of directors on the Audible Board (after giving effect to directors elected or designated by Purchaser pursuant to such provisions) multiplied by the percentage that the aggregate number of Shares beneficially owned by Amazon, Purchaser and any of their affiliates bears to the total number of Shares then outstanding.

The Merger Agreement provides that Audible will, upon any exercise of such rights by Purchaser, take all such actions as are necessary or desirable to, upon Purchaser’s request, promptly, either increase the size of the Audible Board or secure the resignations of such number of directors as is necessary to enable Purchaser’s Designees to be so elected and to cause Purchaser’s Designees to be so elected. The Merger Agreement also provides that Audible will take all such actions as are necessary or desirable to cause Purchaser’s Designees to constitute a majority of each committee of the Audible Board, other than any committee of the Audible Board established to take action under the Merger Agreement.

Notwithstanding the foregoing, in the event that Purchaser’s Designees are elected or designated to the Audible Board, then, until the Effective Time, the Merger Agreement provides that the parties shall cause the Audible Board to have at least two members who were directors on the date of the Merger Agreement. Moreover, until the Effective Time, Audible will remain subject to the listing requirements of the Nasdaq Stock Market, which among other things, require that a majority of the members of a listed company’s board be independent directors.

Purchaser has informed the Company that it will select Purchaser’s Designees from among the directors and executive officers of Amazon or Purchaser listed in Schedule I to this Statement. Purchaser has informed Audible that, as of the date of this Statement, each of the following persons listed in Schedule I has consented to serve as a director of Audible if appointed or elected: Jeffrey Blackburn, Michael George, Steven Kessel and Peter Krawiec. The address and biographical information of each individual set forth in Schedule I to this Statement is incorporated herein by reference. It is expected that Purchaser’s Designees may assume office following consummation of the Offer, which cannot be earlier than March 10, 2008.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following information concerning the current directors of Audible and key executive officers of Audible is as of January 31, 2008.

Donald R. Katz, age 56, has been the Chairman of the Audible Board since April 1999, and a director since co-founding the Company in November 1995. Since July 2001, Mr. Katz has been serving as our Chief Executive Officer. From October 1999 to February 2000 and from November 1995 to March 1998, Mr. Katz served as our President and Chief Executive Officer. Prior to co-founding the Company, Mr. Katz was an author, business journalist and media consultant for over 20 years.

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James P. Bankoff, age 39, has been a director since July 2007. Since May 2007, Mr. Bankoff has been serving as a senior advisor to Providence Equity Partners. From January 2003 to December 2007, he was an executive vice-president for programming and products at AOL Inc., where he led a global team of content programmers, designers, and web developers that built and managed websites and applications for an audience of over 100 million. Over the years, Mr. Bankoff served as President of AOL Web Properties, responsible for Netscape, CompuServe, Moviefone, MapQuest, ICQ, and AOL Instant Messenger services, where he coordinated the integration of online properties across Time Warner. Mr. Bankoff serves on the board of Network for Good.

Gary L. Ginsberg, age 45, has been a director since April 2001. Since January 1999, Mr. Ginsberg has been serving as Executive Vice President of Investor Relations and Corporate Communications of News Corporation, and as a member of News Corporation’s Executive Management Committee since June 2000. Prior to joining News Corporation, Mr. Ginsberg served as Managing Director at the New York based strategic consulting firm of Clark & Weinstock from November 1996 until December 1998. Mr. Ginsberg also served as Senior Editor and Counsel of George Magazine from March 1995 until November 1996.

Johannes Mohn, age 58, has been a director since April 2001. Since June 2001, Mr. Mohn has been serving as Executive Vice President of Corporate Media Technology at Bertelsmann AG. From December 1998 to May 2001, Mr. Mohn served as Vice President of Media Technology at Direct Group, Bertelsmann AG. From May 1995 to November 1998, Mr. Mohn served as Managing Director of Bertelsmann Kalender GmbH, a subsidiary of Bertelsmann AG, and also served as Managing Director of Mohndruck Kalender und Promotion Verlag GmbH, a subsidiary of Bertelsmann AG, and Dohse & Broelemann GmbH.

Richard Sarnoff, age 49, has been a director since March 2001. Mr. Sarnoff has been President of Bertelsmann Digital Media Investments (formerly Random House Ventures) and Executive Vice President of Random House, Inc. since March 2000. Mr. Sarnoff became a member of the Supervisory Board of Bertelsmann AG, the parent company of Random House, Inc., in 2002. Previously, Mr. Sarnoff served as Executive Vice President and Chief Financial Officer of Random House, Inc., after having worked in the same capacity at Bantam Doubleday Dell, Inc. Mr. Sarnoff also currently serves on the Board of Directors of Activision, The Princeton Review, Inc., Xlibris, Inc., American Reading Company, and Vocel, Inc. and as Chairman of the Board of the American Association of Publishers.

William H. Washecka, age 60, has been a director since June 2004. Since August 2002, Mr. Washecka has been an independent consultant. From December 2004 to December 2006, Mr. Washecka was the Chief Financial Officer of Prestwick Pharmaceuticals Inc. From June 2001 to August 2002, he was Executive Vice President and Chief Financial Officer of USinternetworking, Inc. While serving in this capacity, Mr. Washecka led USinternetworking through a restructuring under a Chapter 11 bankruptcy proceeding. Prior to that time, from 1972, Mr. Washecka was employed by Ernst & Young LLP where he was promoted to partner in 1986. Mr. Washecka is a certified public accountant. Mr. Washecka is also a director of Online Resources Corporation, a Nasdaq-listed outsourcer of online banking and payment services, and Avalon Pharmaceuticals, a Nasdaq-listed biopharmaceutical company focused on the discovery and development of potential first-in-class cancer therapeutics.

Oren Zeev, age 43, has been a director since August 2003. Mr. Zeev is currently an independent investor. Mr. Zeev was employed at Apax Partners, L.P. from 1995 to 2007, and served as a partner since 1999. In his most recent position at Apax Partners, Mr. Zeev headed the Tech & Telecom Group in the United States. Mr. Zeev has extensive experience investing in areas such as digital media and consumer driven electronics. Prior to joining Apax Partners in 1995, Mr. Zeev was a research staff member at the IBM Israel Science and Technology Center. Mr. Zeev also serves on the Board of Directors of Mobixell Networks, Transera Communications, Inc., Pictage Inc. and Smartshopper Inc.

William H. Mitchell, age 50, has been Audible’s Chief Financial Officer since November 2006. Prior to joining the Company, Mr. Mitchell was the Chief Financial Officer of Viewpoint Corporation, an internet

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marketing technology company. From July 2002 to August 2003, Mr. Mitchell served as Chief Financial Officer of MaxWorldwide, Inc., an Internet-based provider of marketing solutions for advertisers and web publishers. From January 2001 to July 2002, Mr. Mitchell served as Chief Financial Officer for Tally Systems, Inc., a software development company.

GOVERNANCE OF THE COMPANY

The Audible Board and its Members

The Audible Board, which is elected by the stockholders, is the ultimate decision-making body of Audible except with respect to those matters reserved to the stockholders. The Audible Board oversees the selection, evaluation, compensation of and the succession planning for the senior management team, with due consideration of the recommendations of the chief executive officer, and the senior management team is charged with the conduct of the Audible’s business.

The following table shows, as of the date of this Information Statement, the members of the Audible Board, the committees of the Audible Board on which they serve and the Audible Board’s determination whether each member is independent as described below.

Director	Audit Committee		Compensation Committee		Nominating and Corporate Governance Committee	Special Committee
Donald R. Katz
James. P. Bankoff(I)			*		*	*
Gary L. Ginsburg(I)	*		*	*		*
Johannes Mohn(I)						*
Richard Sarnoff(I)	*				*	*
William H. Washecka(I)	*	*			*	**
Oren Zeev(I)			*			*

(I)	Independent
*	Member
**	Chair

The Audible Board meets on a regular basis during the year to review Audible’s affairs and business and to act on matters requiring Audible Board approval. The Audible Board also holds additional meetings when significant matters require Audible Board review, discussion or action. Members of senior management regularly attend Audible Board meetings to report on and discuss their areas of responsibility.

The Audible Board

The Audible Board met nine times during 2007. The Audible Board also regularly holds executive sessions of the independent directors. Each director attended at least 75% of: (1) the total number of meetings of the Audible Board, and (2) the total number of meetings held by all committees of the Audible Board on which such director served. Last year, no members of the Audible Board attended the annual meeting of stockholders other than Mr. Katz.

Special Committee. The members of the Audible Board Special Committee (the “Special Committee”) are William H. Washecka (Chairman), Gary L. Ginsburg, Johannes Mohn, Richard Sarnoff and Oren Zeev. The Audible Board determined that each member of the Special Committee is a disinterested director with regard to the proposed strategic transaction with Amazon, as such term is used under Delaware law, and an independent director, as such term is defined in the Nasdaq Marketplace Rules.

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The scope of the authority granted to the Special Committee by the Audible Board includes: (i) to engage its own legal and financial advisors and determine their compensation; (ii) to review and evaluate the terms and conditions and to determine the advisability of any transaction; (iii) to consider whether any alternative strategic transactions would be in the best interests of Audible and its stockholders; (iv) to reject or modify any terms of any strategic transaction; (v) to negotiate any and all terms and definitive agreements with respect to any strategic transactions; (vi) to review and revise any and all documents and other instruments used in connection with any strategic transactions; and (vii) to make a recommendation to the Audible Board as to whether Audible should consummate any strategic transaction.

Audit Committee. The members of the Audible Board Audit Committee (the “Audit Committee”) are William H. Washecka (Chairman), Gary L. Ginsberg and Richard Sarnoff. The Audible Board has determined that each member of the Audit Committee is an “independent director” under the Nasdaq Marketplace Rules and that each member satisfies the financial literacy requirements of the Nasdaq Stock Market. The Audible Board has determined that Mr. Washecka qualifies as an “audit committee financial expert” as defined by Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met seven times during 2007.

The Audit Committee provides the opportunity for direct contact between our independent registered public accounting firm and the Audible Board, engages the independent registered public accounting firm to audit our financial statements, discusses the scope and results of the audit with the independent registered public accounting firm, and reviews with our management and the independent registered public accounting firm our interim and year-end operating results. In addition, the Audit Committee considers the adequacy of internal controls over financial reporting and oversees management’s assessment of the effectiveness of these controls.

The Audible Board adopted a written charter for the Audit Committee that governs the Audit Committee’s responsibilities and functions. A copy of such written charter was attached to our proxy materials for our 2007 annual meeting, as filed with the Securities and Exchange Commission on April 26, 2006.

Compensation Committee. The members of the Audible Board Compensation Committee (the “Compensation Committee”) are Gary L. Ginsberg (Chairman), James P. Bankoff and Oren Zeev. The Audible Board has determined that each member of the Compensation Committee is an “independent director” under the Nasdaq Marketplace Rules. The Compensation Committee met five times during 2007. The Compensation Committee reviews and recommends the compensation arrangements for our executive officers and administers our stock compensation plans.

Compensation Committee Interlocks and Insider Participation. None of the members of the Compensation Committee was an officer or an employee of the Company at any time during 2007.

Nominating Committee. The Audible Board Nominating Committee (the “Nominating Committee”) was established for the purposes of assisting the Audible Board in its selection of nominees for election to the Audible Board at annual meetings of the stockholders and to fill any vacancies or newly created directorships. The Nominating Committee comprises James P. Bankoff, Richard Sarnoff and William H. Washecka. The Audible Board has determined that each member of the Nominating and Governance Committee is an “independent director” under the Nasdaq Marketplace Rules. The Nominating Committee did not meet in 2007.

Stockholder Nominations. The Nominating Committee reviews, evaluates and proposes prospective candidates for the Audible Board and considers nominees recommended by stockholders.

Director Qualifications. Members of the Audible Board must have personal and professional integrity, demonstrate exceptional ability and judgment and be effective, in conjunction with other nominees and directors, collectively, in serving Audible’s and its stockholders’ long-term interests. The Nominating Committee may also consider such other factors as are in Audible’s and its stockholders’ best interests.

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Identifying Nominees. The Nominating Committee identifies nominees by first identifying the desired skill and experience of a new nominee based on the qualifications discussed above. The Nominating Committee will solicit ideas for possible candidates from members of the Audible Board, senior executives, individuals personally known to members of the Audible Board, third party search firms and prospective candidates recommended by Audible’s stockholders.

Communications with the Audible Board. The Audible Board maintains a process for stockholders to communicate with the Audible Board or individual directors, as follows: stockholders who wish to communicate with the Audible Board or an individual director should direct written correspondence to Audible’s corporate secretary, Helene Godin, c/o Audible, Inc., 1 Washington Park—16th Floor, Newark, New Jersey 07102. Any such communication must contain (i) a representation that the stockholder is a holder of record of Audible Common Stock, (ii) the name and address, as they appear on Audible’s books, of the stockholder sending such communication and (iii) the number of shares of Audible Common Stock that are beneficially owned by such stockholder. The Secretary will forward such communications to the Audible Board or the specified individual director to whom the communication is directed, unless such communication is unduly hostile, threatening, illegal or similarly inappropriate, in which case the Secretary has the authority to discard the communication or take appropriate legal action regarding such communication.

Code of Ethics and Business Conduct. The Audible Board has adopted a written code of ethics and business conduct, a copy of which is available on the corporate governance section of our website, www.audible.com. Audible requires all of its officers, directors and employees to adhere to this code in addressing the legal and ethical issues encountered in conducting their work. The code requires that employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity. Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the code. The Sarbanes-Oxley Act of 2002 requires companies to have procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Audible currently has such procedures in place.

Compensation of Directors

Directors who are not currently employees are eligible to receive grants of stock options under Audible’s 1999 Stock Incentive Plan. On October 9, 2006, Mr. Washecka was granted options to purchase 50,000 shares of Audible Common Stock at an exercise price of $7.29 per share, with 12,500 shares vesting on April 9, 2007, and the remaining shares vesting 3% per month for the succeeding 25 months. Audible’s non-employee directors are paid $10,000 annually, in quarterly increments of $2,500, beginning October 1, 2007, for their service to the Audible Board and newly appointed non-employee directors of the Audible Board are granted options to purchase 50,000 shares of Audible Common Stock upon appointment.

In addition, Gary L. Ginsberg, a non-employee director of the Audible Board, was granted options to purchase 25,000 shares of Audible Common Stock at an exercise price of $10.83 per share, and James P. Bankoff, a newly appointed non-employee director of the Audible Board, was granted options to purchase 50,000 shares of Audible Common Stock at an exercise price of $10.83 per share. Each option was granted on August 7, 2007 with a vesting schedule of 25% vesting on February 8, 2008, and the remaining shares vesting 3% on the last day of each succeeding month until fully vested.

The Chairman of the Audit Committee receives an annual retainer of $35,000. Each of the other members of the Audit Committee receives an annual retainer of $15,000 per year. All retainer amounts are paid quarterly.

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2007 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Option Awards($)	Total($)
James P. Bankoff	2,500	49,420	51,920
Gary L. Ginsberg	28,500	24,710	53,210
Johannes Mohn	2,500	—	2,500
Richard Sarnoff	17,500	—	17,500
William H. Washecka	53,500	95,951	149,451
Oren Zeev	13,500	—	13,500

AUDIBLE COMMON STOCK OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of shares of Audible Common Stock beneficially owned as of January 30, 2008 (immediately prior to the execution of the Support Agreements), by:

•	each person known to beneficially own more than 5% of Audible Common Stock;

•	each member of the Audible Board;

•	each of the named executive officers; and

•	all of the directors and executive officers as a group.

Unless otherwise indicated, (1) the persons named in the table have sole voting and investment power with respect to all shares of Audible Common Stock shown as beneficially owned by them, subject to community property laws where applicable, and (2) the address for the persons named in the table is c/o Audible, Inc., 1 Washington Park—16th Floor, Newark, New Jersey 07102.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Shares Outstanding(1)
Apax Managers, Inc.(2) 445 Park Avenue, 11th Floor New York, NY 10022	5,897,335	24.2%
AXA Financial, Inc.(3) 1290 Avenue of the Americas New York, New York 10104	3,605,921	14.8%
Donald R. Katz(4)	936,163	3.8%
William H. Mitchell(5)	65,538	*
Glenn M. Rogers(6)	40,511	*
Brian M. Fielding(7)	76,256	*
Guy A. Story, Jr.(7)	174,496	*
James P. Bankoff(7)	14,000	*
Gary L. Ginsberg(7)	45,333	*
Johannes Mohn(7)	41,666	*
Richard Sarnoff(7)	41,666	*
William H. Washecka(7)	80,500	*
Oren Zeev(7)	50,000	*
All Named Executive Officers and Directors as a Group (11 persons)(8)	1,566,129	6.4%

*	Represents less than 1.0% beneficial ownership.

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(1)	As of January 30, 2008, Audible had outstanding 24,372,756 shares of Audible Common Stock. In compliance with the SEC rules, for purposes of calculating the percentage of Audible Common Stock outstanding, any securities not outstanding which are subject to options, warrants, restricted stock units or conversion privileges, are deemed outstanding for the purposes of computing the percentage of the outstanding securities owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Share ownership in each case includes shares issuable upon exercise of outstanding options, warrants and restricted stock units that are exercisable within 60 days of January 30, 2008.
(2)	The number of shares beneficially owned is based on the information contained in that certain Amendment to Schedule 13D that was filed with the SEC on November 24, 2004, reporting beneficial ownership of securities of the Company held by Apax Excelsior VI, L.P., Apax Excelsior V1-A C.V., Apax Excelsior VI-B C. V. and Patricof Private Investment Club III, L.P. (collectively, the “Excelsior VI Funds”), and includes 333,333 shares of Audible Common Stock issuable upon exercise of warrants. As reported in the Schedule 13D, Apax Managers, Inc. is the general partner of certain entities, including Apex Excelsior VI Partners, L.P. Apex Excelsior VI Partners, L.P. is the general partner of certain private equity funds, including the Excelsior VI Funds. As reported in the Schedule 13D, Apex Managers, Inc. has the sole power to vote or direct the vote and to dispose or to direct the disposition of all shares of Audible Common Stock deemed beneficially owned by it.
(3)	The number of shares beneficially owned is based on the information contained in that certain Amendment to Schedule 13G that was filed with the SEC on February 13, 2007.
(4)	Includes 616,248 shares issuable upon exercise of options and 25,000 shares awarded under Mr. Katz’s employment agreement in connection with meeting 2007 performance targets, which shares are issuable upon the earlier of the closing date of the Merger and the filing of Audible’s annual report on Form 10-K for the year ended December 31, 2007.
(5)	Includes 50,000 shares subject to forfeiture under the terms of a restricted stock award.
(6)	Includes 30,000 shares issuable upon exercise of options.
(7)	Shares shown are issuable upon exercise of options.
(8)	Includes 1,210,676 shares issuable upon exercise of options and 25,000 shares awarded to Mr. Katz under his employment agreement in connection with meeting 2007 performance targets, which shares are issuable upon the earlier of the closing date of the Merger and the filing of Audible’s annual report on Form 10-K for the year ended December 31, 2007.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

Audible’s Compensation Committee is responsible for establishing, implementing, and overseeing all aspects of its compensation philosophy. Its main objectives are to attract and retain the most talented and dedicated executives possible, to establish incentives to motivate these individuals to reach Audible’s corporate goals, and to encourage the promotion of internal equity and external competitiveness by ensuring that Audible’s compensation policies will enable it to retain its most talented people.

Compensation Strategy

To meet these goals, Audible has created a compensation package that is competitive and rewards executive performance with a mix of compensation components. Audible uses various national and local compensation surveys to develop our compensation strategy and plans, and refers to these surveys for executive compensation purposes. Audible’s compensation components include a base salary, equity-based incentives for all employees and discretionary cash bonuses. Audible adjusts the mix of compensation components from year to year based on overall performance and an executive’s individual contributions.

Elements of Compensation

Audible’s Compensation Committee evaluates individual executive performance with a goal of setting compensation at levels commensurate with executives in other companies of similar size and stage of development operating in the industry while taking into account their relative performance and Audible’s own

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strategic goals. There are five major elements that comprise the compensation program: (i) base salary; (ii) annual incentive opportunities, including bonuses; (iii) long-term incentives, such as equity awards; (iv) retirement benefits; and (v) change-in-control and severance benefits.

Base Salary. Executive base salary is adjusted periodically based on financial results and performance on developmental objectives that Audible believes are critical to its long-term progress. These objectives include progress on Audible’s current business plan objectives and staff development.

Bonus. Prior to 2007, Audible annually determined whether to pay bonuses and approved executive bonuses based upon the achievement of earnings and performance objectives that it believed were critical to its long-term progress and success. Bonuses are payable to officers, managers, and key employees based upon the recommendation of the Chief Executive Officer. The Compensation Committee approves the bonuses for each of the named executive officers.

With respect to Mr. Katz’s bonus, his employment agreement provides that he is eligible to receive an annual bonus of up to 25,000 shares of Audible Common Stock under Audible’s 1999 Stock Incentive Plan. Mr. Katz’s employment agreement provides that 50% of the annual bonus is granted at the discretion of the Compensation Committee, and 50% is based on meeting mutually certain mutually agreed-upon individual objectives and corporate performance levels relative to budgeted revenue and earnings before interest, taxes, depreciation, and amortization are met. On January 29, 2008, pursuant to the terms of his employment agreement, Mr. Katz was awarded 25,000 shares of Audible Common Stock in connection with meeting 2007 performance targets, which shares are issuable upon the earlier of the closing date of the Merger and the filing of Audible’s annual report on Form 10-K for the year ended December 31, 2007.

With respect to Mr. Mitchell’s bonus, his employment agreement provides for an annual target payout of 50% of his base salary and with a minimum annual payout during 2007 of $80,000. The actual bonus payout in excess of the minimum annual amount is to be determined based upon meeting mutually agreed-upon individual and corporate performance levels. On January 29, 2008, pursuant to the terms of his employment agreement, Mr. Mitchell was awarded $55,000, in addition to the $80,000 minimum annual payout, in connection with meeting 2007 performance targets. The additional $55,000 bonus is payable upon the earlier of the closing date of the Merger and the filing of Audible’s annual report on Form 10-K for the year ended December 31, 2007.

Retirement. Audible maintains a 401(k) plan for its employees, including its named executive officers. In 2007, Audible provided a matching contribution up to the first two percentage points of the employee’s salary that they contribute to their 401(k) plan.

Incentive Program. Audible believes that long-term performance is achieved through an ownership culture that encourages such performance by its executive officers through the use of stock and stock-based awards. Audible’s equity benefit plans have been established to provide certain of its employees, including its executive officers, with incentives to help align those employees’ interests with the interests of its stockholders. Audible’s Compensation Committee believes that the use of stock and stock-based awards offers the best approach to achieving these compensation goals. Audible has granted equity awards primarily through the 1999 Stock Incentive Plan, which was adopted by the Audible Board and stockholders to permit the grant of stock options, stock appreciation rights, restricted stock and other stock-based awards to its officers, directors, employees and consultants.

Awards, historically in the form of stock options or restricted stock units, are granted to new employees on their hiring date, based on the recommendation of Audible’s officers and subject to the Compensation Committee’s approval. In addition, the officers periodically recommend to the Compensation Committee, for its approval, stock awards to employees based on merit. On January 2, 2007, Mr. Rogers was granted 75,000 restricted stock units. On July 2, 2007, Mr. Fielding was granted 3,160 restricted stock units, and on July 2, 2007, Mr. Story was granted 3,014 restricted stock units. On January 2, 2008, Mr. Katz was granted 20,000 restricted

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stock units and options to purchase 60,000 shares of Audible Common Stock at an exercise price of $8.83 per share, and on January 29, 2008, Mr. Katz was awarded 25,000 shares of Audible Common Stock, all in accordance with the terms of his employment agreement. Most stock options outstanding under the current plan fully vest in a period of up to 50 months and expire in ten years. Most stock awards outstanding under the current plan fully vest in a period of 36 months and expire in ten years. The Compensation Committee believes its 1999 Stock Incentive Plan is an important component of Audible’s compensation program and is critical to Audible remaining competitive. It also enables Audible to attract, motivate, and retain high-caliber employees to the ultimate benefit of stockholders.

Severance and/or Change-of-Control Benefits. The named executive officers, whom are designated below under “—Summary Compensation Table,” are entitled to certain severance and/or change-of-control benefits, the terms of which are described below under “—Change of Control Arrangements.” The Compensation Committee believes these severance and/or change-of-control benefits are an essential element of our executive compensation package and assist us in recruiting and retaining talented individuals.

1999 Stock Incentive Plan

Audible’s 1999 Stock Incentive Plan was approved by the Audible Board and stockholders in 1999 and subsequently amended to increase the number of shares available under the plan in 2003 and 2005.

Purpose. The purpose of the plan is to promote Audible’s long-term growth and profitability by providing key people with incentives to improve stockholder value and contribute to its growth and financial success by enabling it to attract, retain and reward the best-available people.

Shares Subject to the Plan. The number of shares of Audible Common Stock that we may issue with respect to awards granted under the plan will not exceed an aggregate of 5,700,000 shares. These limits will be adjusted to reflect any stock dividends, split-ups, recapitalizations, mergers, consolidations, share exchanges and the like. If any award, or portion of an award, under the plan expires or terminates unexercised, becomes unexercisable, is settled in cash without delivery of shares, or is forfeited or otherwise terminated, surrendered or cancelled as to any shares, or if any shares of Audible Common Stock are repurchased by or surrendered to Audible in connection with any award (whether or not such surrendered shares were acquired pursuant to any award), or if Audible withholds any shares, the shares subject to such award and the repurchased, surrendered and withheld shares will thereafter be available for further awards under the plan.

Administration. The plan is administered by the Audible Board or by a committee or committees as the Audible Board may appoint from time to time. The administrator has full power and authority to take all actions necessary to carry out the purpose and intent of the plan, including, but not limited to, the authority to: (1) determine who is eligible for awards, and when such awards will be granted; (2) determine the types of awards to be granted; (3) determine the number of shares covered by or used for reference purposes for each award; (4) impose such terms, limitations, restrictions and conditions upon any award as the administrator deems appropriate; (5) modify, amend, extend or renew outstanding awards, or accept the surrender of outstanding awards and substitute new awards (provided however, that, generally, any modification that would materially adversely affect any outstanding award may not be made without the consent of the holder); (6) accelerate or otherwise change the time in which an award may be exercised or becomes payable and to waive or accelerate the lapse, in whole or in part, of any restriction or condition with respect to an award, including, but not limited to, any restriction or condition on the vesting or exercisability of an award following termination of any grantee’s employment or consulting relationship; and (7) establish objectives and conditions, if any, for earning awards and determining whether awards will be paid after the end of a performance period. In the event of any stock dividend, stock split, reverse stock split, spin-off, split-up, recapitalization, merger, consolidation, or share exchange, and the like, that does not result in a “change in control,” as described below, the administrator may adjust the number of shares covered by, and the exercise price and other terms of, outstanding awards to reflect such event.

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Eligibility. Participation in the plan is open to all of Audible employees, officers, directors and other individuals providing bona fide services to Audible or any of its affiliates, as the administrator may select from time to time. The administrator may also grant awards to individuals in connection with hiring, retention or otherwise, before the date the individual first performs services; however, those awards will not become vested or exercisable before the date the individual first performs those services.

Awards

The plan allows for the grant of stock options, stock appreciation rights, stock awards, phantom stock awards, performance awards and other stock-based awards. The administrator may grant these awards separately or in tandem with other awards.

Stock Options. The plan allows the administrator to grant either awards of incentive stock options, as that term is defined in section 422 of the Internal Revenue Code, or nonqualified stock options; provided, however, that only Audible employees or employees of its subsidiaries may receive incentive stock option awards. Options intended to qualify as incentive stock options must have an exercise price at least equal to fair market value on the date of grant, but nonqualified stock options may be granted with an exercise price less than fair market value. The option holder may pay the exercise price in cash, by tendering shares of Audible Common Stock, by a combination of cash and shares, or by any other means that the administrator approves.

Stock Appreciation Rights. The plan allows the administrator to grant awards of stock appreciation rights which entitle the holder to receive a payment in cash, in shares of Audible Common Stock, or in a combination of both, having an aggregate value equal to the spread on the date of exercise between the fair market value of the underlying shares on that date and the base price of the shares specified in the grant agreement, multiplied by the number of shares specified in the award being exercised.

Stock and Phantom Stock Awards. The plan allows the administrator to grant restricted or unrestricted stock awards, or awards denominated in stock-equivalent units to eligible participants, with or without payment of consideration by the grantee. Awards denominated in stock-equivalent units will be credited to a book-keeping reserve account solely for accounting purposes. Stock awards and phantom stock awards may be paid in cash, in shares of Audible Common Stock, or in a combination of both.

Performance Awards. The plan allows the administrator to grant performance awards, which become payable in cash, in shares of Audible Common Stock, or in a combination of both, on account of attainment of one or more performance goals established by the administrator. The administrator may establish performance goals based on our operating income, or that of our affiliates, or one or more other business criteria the administrator may select that applies to an individual or group of individuals, a business unit, or us or an affiliate as a whole, over such performance period as the administrator may designate.

Other Stock-Based Awards. The administrator may from time to time grant other stock-based awards to eligible participants in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law, as it shall determine. Other stock-based awards may be denominated in cash, in Audible Common Stock or other securities, in stock-equivalent units, in stock appreciation units, in securities or debentures convertible into Audible Common Stock, or in any combination of the foregoing and may be paid in Audible Common Stock or other securities, in cash, or in a combination of Audible Common Stock or other securities and cash, all as determined in the sole discretion of the administrator.

401(k) Plan

Audible has a 401(k) plan based on contributions from employees and discretionary Company contributions. Under the plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($15,500 in calendar year 2007) and have the amount of the reduction contributed to the plan. In

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addition, eligible employees may elect to contribute an additional amount of their eligible compensation as a catch-up contribution to the 401(k) plan ($5,000 in calendar year 2007), provided that such employees are age 50 or older. Audible matches up to the first two percent of salary contributions made from employees into the 401(k) plan. During 2007, Audible made total contributions into the 401(k) plan of $166,000. As a tax-qualified plan, Audible can generally deduct contributions to the 401(k) plan when made, and such contributions are not taxable to participants until distributed from the plan. Pursuant to the terms of the plan, participants may direct the trustees to invest their accounts in selected investment options.

Summary Compensation Table

The following summary compensation table sets forth the compensation paid by Audible during 2007 to its chief executive officer, chief financial officer, and its three most highly compensated executive officers at the end of the last completed fiscal year, referred to collectively as the “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)(2)	Option Awards ($) (1)(3)	All Other Compensation ($)(4)	Total ($)
Donald R. Katz Chairman and Chief Executive Officer	2007 2006	292,808 245,404	222,000 —	395,335 342,614	596,332 558,732	— —	1,506,475 1,146,750

William H. Mitchell Chief Financial Officer(5)	2007 2006	263,607 27,118	135,000 —	206,500 23,762	— —	38,306 3,210	643,413 54,090

Glenn M. Rogers Former Chief Operating Officer(6)	2007 2006	248,336 225,000	125,000 —	437,337 160,302	174,137 174,137	— —	984,810 559,439

Brian M. Fielding Executive Vice President, Content Business Development & Business Affairs(7)	2007 2006	196,326 199,604	— —	162,619 169,449	46,458 67,763	— —	405,403 436,866

Guy A. Story, Jr. Chief Scientist(7)	2007 2006	192,415 190,996	— —	145,835 162,723	46,458 67,763	— —	384,708 421,482

(1)	In accordance with SFAS 123(R), the Company measures compensation cost for stock awards and option awards at fair value and recognizes compensation over the requisite service period for awards expected to vest. Estimating the portion of stock awards and option awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recorded in the period estimates are revised. The Company considers several factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. The Company also considers several factors when estimating expected volatility and expected life of the option.
(2)	Stock compensation for stock awards represents the following grants:

•

Grant made on June 10, 2005 to Mr. Katz for 75,000 restricted stock units. 38,252 of these units vest on March 15, 2009. However, the Audible Board may authorize accelerated vesting on an annual basis depending upon the financial performance of the Company. The remaining 36,748 units vest on June 10, 2009.

•

Grant made on June 13, 2005 to Mr. Rogers for 25,000 restricted stock units, which were to vest in full on June 13, 2008, and grant made on June 13, 2006 to Mr. Rogers for 10,000 restricted stock units, 1,000 of which have vested. These units vest 10% on the first anniversary, 15% on the second anniversary, and 75% on the third anniversary.

•	Grants made on July 1, 2005 to Mr. Fielding and Mr. Story for 10,000 restricted stock units each. These units vest in full on July 1, 2008.

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•

Grant made on April 5, 2006 to Mr. Fielding for 31,600 restricted stock units, 3,160 of which have vested. These units vest 10% on the first anniversary of grant, 15% on the second anniversary and 75% on the third anniversary.

•

Grant made on April 5, 2006 to Mr. Story for 29,000 restricted stock units, 2,900 of which have vested. These units vest 10% on the first anniversary, 15% on the second anniversary, and 75% on the third anniversary.

•	Grant made on June 13, 2006 to Mr. Rogers for 10,000 restricted stock units, 1,000 of which have vested.
•

+Grant made on November 20, 2006 to Mr. Mitchell for 75,000 shares of restricted stock, 25,000 of which have vested. The remaining shares vest 33.3% as of November 20, 2008 and 33.4% as of November 20, 2009.

•	Grant made on January 2, 2007 to Mr. Katz for 20,000 restricted stock units, 3,333 of which have vested. The units vest in six equal installments every six months from the date of grant.
•

Grant made on July 2, 2007 to Mr. Fielding for 3,160 restricted stock units, none of which have vested. These units vest 10% on the first anniversary of grant, 15% on the second anniversary and 75% on the third anniversary.

•

Grant made on July 2, 2007 to Mr. Story for 3,014 restricted stock units, none of which have vested. These units vest 10% on the first anniversary of grant, 15% on the second anniversary and 75% on the third anniversary.

•

Grant made on July 2, 2007 to Mr. Rogers for 50,000 restricted stock units, 16,500 of which vested as of December 31, 2007. These units were to vest 33.3% on the first anniversary of grant, 33.3% on the second anniversary and 33.4% on the third anniversary.

•	Grant made on July 2, 2007 to Mr. Rogers for 25,000 restricted stock units, which were to vest in full on June 1, 2008.
•

Grant made on January 29, 2008 to Mr. Katz for 25,000 shares of Audible Common Stock in connection with meeting 2007 performance targets, which shares are issuable upon the earlier of the closing date of the Merger and the filing of Audible’s annual report on Form 10-K for the year ended December 31, 2007.

(3)	Stock compensation for option awards represents the following grants:

•	Stock option grants made on August 1, 2003 to Mr. Katz, Mr. Fielding and Mr. Story for 112,455, 43,605, 58,904, and 43,604 shares, respectively. These grants vest over a 48 month period.
•	Stock option grants made on September 25, 2003 to Mr. Katz, Mr. Fielding and Mr. Story for 157,044, 60,894, 82,261, and 60,894 shares, respectively. These grants vest over a 48 month period.
•	Stock option grant made on June 10, 2005 to Mr. Katz for 100,000 shares, which vests over a 45 month period.
•	Stock option grant made on June 13, 2005 to Mr. Rogers for 50,000 shares, which vests over a 50 month period.
•

Grant made on January 2, 2007 to Mr. Katz for options to purchase 60,000 shares at an exercise price of $7.93 per share. The options vest in six equal installments every six months from the date of grant.

(4)	Mr. Mitchell is provided a company apartment at a cost of an average of $3,210 per month for rent and parking.
(5)	On January 29, 2008, pursuant to the terms of his employment agreement, Mr. Mitchell was awarded a cash bonus of $55,000 in connection with meeting 2007 performance targets. The bonus is payable upon the earlier of the closing date of the Merger and the filing of Audible’s annual report on Form 10-K for the year ended December 31, 2007.
(6)	Mr. Rogers resigned from Audible on January 4, 2008, and the units that were not vested as of that date were forfeited without payment by Audible of any consideration.
(7)	Messrs. Fielding and Story will receive a cash bonus in connection with meeting 2007 performance targets. The bonus amounts have yet to be determined.

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Grants of Plan-Based Awards

Audible has granted options and restricted stock to purchase Audible Common Stock to its executive officers, employees and other service providers. The following table provides information concerning options and restricted stock granted during 2007, and unexercised options held as of December 31, 2007, by each of the named executive officers.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units(#)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh) (1)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Donald R. Katz	1/02/2007	20,000	60,000	7.93	$475,800	(2)
Glenn M. Rogers	1/02/2007	75,000	—	—	—
Brian M. Fielding	7/02/2007	3,160	—	—	—
Guy A. Story, Jr.	7/02/2007	3,014	—	—	—

(1)	The exercise price is determined by the closing price of Audible Common Stock on the trading day immediately preceding each grant date.
(2)	The value of stock and option awards granted to Mr. Katz has been estimated pursuant to SFAS 123(R). He will not realize the estimated value of these awards until these awards are vested or exercised, as the case may be.

Outstanding Equity Awards

The following table shows all outstanding equity awards held by the named executive officers at the end of 2007.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(8)	Option Expiration Date(7)	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested($)
Donald R. Katz(1)	83,333 83,334 133,332 112,455 157,044 100,000 60,000	— — — — — 75,500 50,000	4.69 1.50 2.97 1.62 3.42 15.85 7.93	2/19/2011 7/23/2011 2/13/2012 8/01/2013 9/25/2013 6/10/2015 1/02/2017	75,000 — 16,667 — — — —	594,750 — 132,169.31 — — — —

William H. Mitchell(3)	—	—	—	—	50,000	396,500.00

Glenn M. Rogers(2)	50,000	20,000	15.99	6/13/2015	25,000 10,000 25,000 50,000	198,250.00 79,300.00 198,250.00 396,500.00

Brian M. Fielding(4)	12,499 33,333 30,424	— — —	31.32 28.32 3.42	3/22/2010 3/22/2010 9/25/2013	28,440 3,160 —	225,529.20 25,058.80 —

Guy A. Story, Jr.(5)	16,666 21,666 66,666 43,604 60,894	— — — — —	31.32 3.75 2.97 1.62 3.42	3/22/2010 8/18/2010 2/13/2012 8/01/2013 9/25/2013	26,100 3,014 — — —	206,973.00 23,901.02 — — —

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(1)	The vesting dates for Mr. Katz stock options and restricted stock are as follows:

•	Option award granted on February 19, 2001—33.3% vest on the grant date, with the remaining balance vesting pro rata at 2% per month.
•	Option award granted on July 23, 2001—options vest pro rata over a period of 18 months.
•

Option award granted on February 13, 2002—5% vest on January 15, 2003, with the remaining balance vesting on the last day of each of the following nineteen quarters, beginning with quarter ending March 31, 2003.

•	Option award granted on August 1, 2003 and September 25, 2003—vest pro rata over a 48 month period.
•	Option award granted on June 10, 2005—options vest pro rata over a 45 month period.
•	Option award granted on January 1, 2007—10,000 options vest in January 2008, 10,000 options vest in July 2008, 20,000 options vest in 2009 and 10,000 options vest in 2010.
•

Restricted stock award granted on June 10, 2005—38,252 of these shares vest on March 15, 2009. However, the Audible Board may authorize accelerated vesting on an annual basis depending upon Audible’s financial performance. The remaining 36,748 shares vest on June 10, 2009.

•	Restricted stock award granted on January 2, 2007—vests in equal amounts semi-annually over three years from grant date.

(2)	Mr. Rogers resigned from Audible on January 4, 2008 and the units that were not vested as of that date or pursuant to his separation agreement with the Company were forfeited without payment by Audible of any consideration. For a more detailed description of Mr. Rogers’ separation agreement see “Employment Arrangements with Named Executive Officers” below. The vesting dates for Mr. Rogers’ stock options and restricted stock prior to the execution of the separation agreement were as follows:

•	Option award granted on June 13, 2005—vest pro rata over a 50 month period.
•	Restricted stock award granted on June 13, 2005—vests in full on June 13, 2008.
•

Restricted stock award granted on June 13, 2006—vests 10% on the first anniversary of the grant date, 15% on the second anniversary of the grant date, and 75% on the third anniversary of the grant date.

•	Restricted stock award granted on January 2, 2007—vest in full on June 2008.
•	Restricted stock award granted on January 2, 2007—33.3% vest on January 2, 2008, 33.3% vest on January 2, 2009 and 33.4% vest on January 2, 2010.

(3)	Upon the commencement of his employment on November 20, 2006, Mr. Mitchell was granted 75,000 restricted stock units or shares or restricted stock under the 1999 Stock Incentive Plan. Mr. Mitchell’s restricted stock units/restricted stock shall vest in accordance with the following schedule: 33.3% of the units/shares vest at the end of Year 1, 33.3% of the units/shares vest at the end of Year 2, and 33.4% of the units/shares vest at the end of Year 3.

(4)	The vesting dates for Mr. Fielding’s stock options and restricted stock are as follows:

•	Option award granted on March 22, 2000—vests pro rata over a 50 month period.
•	Option awards granted on August 1, 2003 and September 25, 2003—vests pro rata over a 48 month period.
•

Restricted stock award granted on April 5, 2006—vests 10% on the first anniversary of the grant date, 15% on the second anniversary of the grant date, and 75% on the third anniversary of the grant date.

•	Restricted stock award granted on July 2, 2007—vests 10% on the first anniversary of the grant date, 15% on the second anniversary of the grant date and 75% on the third anniversary of the grant date.

(5)	The vesting dates for Mr. Story’s stock options and restricted stock are as follows:

•	Options award granted on March 22, 2000 and August 18, 2000—vests pro rata over a 50 month period.
•

Options award granted on February 13, 2002—5% vests on January 15, 2003, with the remaining balance vesting on the last day of each of the following three quarters beginning with quarter ending March 31, 2003.

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•	Option award granted on August 1, 2003 and September 25, 2003—vests pro rata over a 48 month period.
•	Restricted stock award granted on July 1, 2005—vests in full on July 1, 2007.
•

Restricted stock award granted on April 5, 2006—vests 10% on the first anniversary of the grant date, 15% on the second anniversary of the grant date, and 75% on the third anniversary of the grant date.

•

Restricted stock award granted on July 2, 2007—vests 10% on the first anniversary of the grant date, 15% on the second anniversary of the grant date, and 75% on the third anniversary of the grant date.

(6)	All stock options outstanding under our current plan expire in ten years.

(7)	The exercise price is determined by the closing price of Audible Common Stock on the trading day immediately preceding each grant date.

Options Exercised and Stock Vested

The following table shows all stock options exercised and value realized upon exercise, and all stock awards vested and value realized upon vesting, by the named executive officers during 2007.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)
Donald R. Katz	—	—	3,333	26,431
William H. Mitchell	—	—	25,000	198,250
Glenn M. Rogers	—	—	—	—
Brian M. Fielding	25,069	237,358	3,160	25,059
Guy A. Story, Jr.	—	—	2,900	22,997

Employment Arrangements with Named Executive Officers

Donald R. Katz. Mr. Katz’s employment agreement, dated as of January 2, 2007, provides for an annual base salary of $300,000. Mr. Katz will be eligible to earn a bonus from Audible, payable in the form of a stock award of up to 25,000 shares each year. Fifty percent of the yearly stock award may be granted in the discretion of the Compensation Committee, and fifty percent will be granted if certain mutually agreed-upon individual objectives and corporate performance levels relative to budgeted revenue and earnings before interest, taxes, depreciation, and amortization are met. All stock awards granted pursuant to the above arrangement will vest immediately upon their grant. Mr. Katz was awarded the full bonus of 25,000 shares for 2007, which shares are issuable upon the earlier of the closing date of the Merger and the filing of Audible’s annual report on Form 10-K for the year ended December 31, 2007. Provided he is then employed by Audible, Mr. Katz will receive additional grants of 20,000 restricted stock units and options to purchase 60,000 shares of Audible Common Stock on the first business day of 2008 and 2009. The options will have an exercise price per share equal to the closing market price on the last trading day immediately preceding the effective date of the grant. Subject to Mr. Katz’s continued employment, the units and options will vest in equal amounts semi-annually over three years from the date of their grant. In the event that Mr. Katz is terminated without cause or he terminates his employment for good reason, he will receive nine months’ severance as well as health benefits for 18 months.

On January 30, 2008, Mr. Katz entered into a conditional offer letter with Amazon to serve as the President and Chief Executive Officer of the Company following the closing of the Merger. The offer letter is conditional upon the closing of the Merger as contemplated by the Merger Agreement. The conditional offer letter provides for an annual base salary of $300,000. Fifty percent of Mr. Katz’s existing, unvested equity awards granted pursuant to the Company’s 1999 Stock Incentive Plan will be accelerated upon successful completion of the Offer. The unvested portion of such awards will be assumed by Amazon in the Merger upon the same terms as currently provided in Mr. Katz’s currently effective equity grant agreements. Any future equity awards to Mr. Katz will be made under Amazon’s plans and policies. Subject to the approval of the Amazon board of directors, Mr. Katz will also be granted a restricted stock unit award with respect to 10,539 shares of Amazon

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common stock at the Effective Time. Subject to Mr. Katz’s continued employment, 5,930 shares will vest on the first anniversary of the Effective Time and 4,609 shares will vest quarterly between the second and third anniversary of the Effective Time.

William H. Mitchell. Mr. Mitchell’s employment agreement, dated November 20, 2006, provides for an annual base salary of $270,000. Mr. Mitchell is eligible to earn a bonus, with an annual target payout of 50% of his base salary and with a minimum annual payout during 2007 of $80,000. The actual bonus payout in excess of the minimum annual amount is to be determined based upon meeting mutually agreed-upon individual and corporate performance levels. Mr. Mitchell earned the full $135,000 bonus for 2007, $55,000 of which is payable upon the earlier of the closing date of the Merger and the filing of Audible’s annual report on Form 10-K for the year ended December 31, 2007. Mr. Mitchell is also eligible to participate in Audible’s employee benefit programs (including medical, dental and other insurance programs) generally available to all full-time employees. Upon his hiring, Mr. Mitchell received 75,000 shares of restricted stock. Subject to Mr. Mitchell’s continued employment, the shares vest as follows: (a) 33.3% of the shares will vest at the end of Mr. Mitchell’s first year of employment, (b) 33.3% of the shares will vest at the end of Mr. Mitchell’s second year of employment and (c) 33.4% of the shares will vest at the end of Mr. Mitchell’s third year of employment. The vesting with respect to 50% of the then-unvested shares will be accelerated in the event of Audible’s change of control (including the closing of the Offer). Mr. Mitchell is also provided access to a company apartment.

On January 30, 2008, Mr. Mitchell entered into a conditional offer letter with Amazon to serve as the Chief Financial Officer of the Company following the closing of the Merger. The offer letter is conditional upon the closing of the Merger as contemplated by the Merger Agreement. The conditional offer letter provides for an annual base salary of $270,000. Fifty percent of Mr. Mitchell’s existing, unvested equity awards granted pursuant to the Company’s 1999 Stock Incentive Plan will be accelerated upon successful completion of the Offer. The unvested portion of such awards will be assumed by Amazon in the Merger upon the same terms as currently provided in Mr. Mitchell’s currently effective equity grant agreements. Any future equity awards to Mr. Mitchell will be made under Amazon’s plans and policies. Subject to the approval of the Amazon board of directors, Mr. Mitchell will also be granted a restricted stock unit award with respect to 7,248 shares of Amazon common stock on the Effective Date. Subject to Mr. Mitchell’s continued employment, 2,332 shares will vest on the first anniversary at the Effective Time, 1,792 shares will vest quarterly during the second year of employment following the Effective Time and 3,124 shares will vest quarterly during the third year of employment following the Effective Time. Mr. Mitchell will also be provided access to a company apartment following the Merger.

Glenn M. Rogers. Mr. Rogers resigned from Audible effective January 4, 2008. Pursuant to the separation agreement entered into between Audible and Mr. Rogers in connection with his resignation from Audible, Mr. Rogers agreed to not take any actions that are adverse or harmful to Audible or to initiate any lawsuits against Audible or its affiliates. Mr. Rogers also agreed to cooperate with Audible in connection with the transition of his duties and in connection with the defense of claims against or the prosecution of claims by Audible. Audible will pay Mr. Rogers a bonus payment in the amount of $125,000 on or before March 15, 2008. Further, Audible will pay Mr. Rogers an additional aggregate amount of $125,000 in severance to be paid in thirteen equal amounts over a six-month period according to Audible’s regular bi-weekly pay schedule, which was an agreed upon contractual payment pursuant to Mr. Rogers’ employment agreement with Audible.

As of January 4, 2008, Audible also amended grant agreements with Mr. Rogers pursuant to his separation agreement with respect to 72,024 shares of outstanding, unvested restricted stock units granted under the 1999 Stock Incentive Plan, as amended. Pursuant to the amended grant agreements, such restricted stock units became fully vested as of January 4, 2008 and will be settled upon the earlier of June 13, 2008 or a change of control of Audible (including the closing of the Offer).

All of the above payments are conditioned upon Mr. Rogers’ continued cooperation and compliance with the terms of the separation agreement and the terms of Mr. Rogers’ non-disclosure, developments and non-compete agreement entered into with the Audible.

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Brian M. Fielding. Mr. Fielding has been Audible’s Executive Vice President, Content, Business Development, and Business Affairs since April, 1997. Mr. Fielding does not have a written employment agreement. His employment arrangement provides for an annual base salary of $207,200, and he is eligible for additional cash and equity bonuses.

On January 30, 2008, Mr. Fielding entered into a conditional offer letter with Amazon to serve as the Executive Vice President, Business & Legal Affairs of the Company following the closing of the Merger. The offer letter is conditional upon the closing of the Merger as contemplated by the Merger Agreement. The conditional offer letter provides for an annual base salary of $207,200. Fifty percent of Mr. Fielding’s existing, unvested equity awards granted pursuant to the Company’s 1999 Stock Incentive Plan will be accelerated upon successful completion of the Offer. The unvested portion of such awards will be assumed by Amazon in the Merger upon the same terms as currently provided in Mr. Fielding’s currently effective equity grant agreements. Any future equity awards to Mr. Fielding will be made under Amazon’s plans and policies. Subject to the approval of the Amazon board of directors, Mr. Fielding will also be granted a restricted stock unit award with respect to 2,924 shares of Amazon common stock at the Effective Time. Subject to Mr. Fielding’s continued employment, 54% of the shares will vest on the first anniversary of the Effective Time, 3% of the shares will vest on the second anniversary of the Effective Time and 44% of the shares will vest on the third anniversary of the Effective Time.

Guy A. Story, Jr. Mr. Story had been Audible’s Chief Scientist since 1996. Mr. Story does not have a written employment agreement. His employment arrangement provides for an annual base salary of $197,200, and he is eligible to receive additional cash and equity bonuses.

On January 30, 2008, Mr. Story entered into a conditional offer letter with Amazon to serve as the Chief Technical Officer/Executive Vice President of the Company following the closing of the Merger. The offer letter is conditional upon the closing of the Merger as contemplated by the Merger Agreement. The conditional offer letter provides for an annual base salary of $210,000. Fifty percent of Mr. Story’s existing, unvested equity awards granted pursuant to the Company’s 1999 Stock Incentive Plan will be accelerated upon successful completion of the Offer. The unvested portion of such awards will be assumed by Amazon in the Merger upon the same terms as currently provided in Mr. Story’s currently effective equity grant agreements. Any future equity awards to Mr. Story will be made under Amazon’s plans and policies. Subject to the approval of the Amazon board of directors, Mr. Story will also be granted a restricted stock unit award with respect to 3,106 shares of Amazon common stock at the Effective Time. Subject to Mr. Story’s continued employment, 54% of the shares will vest on the first anniversary of the Effective Time, 2% of the shares will vest on the second anniversary of the Effective Time and 44% of the shares will vest on the third anniversary of the Effective Time.

Audible requires all its employees to sign agreements that prohibit the disclosure of Audible’s confidential or proprietary information. Each of these employees also has agreed to non-competition and non-solicitation provisions that will be in effect during his or her employment and for one year thereafter. Following the Merger, each employee of Audible will be required to enter into an agreement with Amazon containing confidentiality and invention assignment provisions. Each of these employees will also be required to agree to non-competition and non-solicitation provisions that will be effect during his or her employment and for 18 months and one year thereafter, respectively.

Change of Control and Severance Arrangements

Donald R. Katz. Subject to additional accelerated vesting pursuant to the severance agreement (as described below), in the event Mr. Katz’s employment is terminated, options and units that are not vested as of the date of termination will be forfeited by Mr. Katz without payment by Audible of any consideration. Mr. Katz will continue to be eligible to participate in our employee benefit programs (including medical, dental and other insurance programs) generally available to employees.

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Mr. Katz also entered into a letter agreement on July 30, 2003, dealing with severance and the conditions thereof. In the event that Mr. Katz is terminated without cause or he terminates his employment for good reason, he will receive nine months’ severance as well as health benefits for 18 months. Payments under the severance agreement will not be triggered if Mr. Katz ceases to hold the title of, or have the authority, duties or responsibilities of, Chief Executive Officer but continues to have the opportunity to serve as executive chairman. Upon his termination without cause or for good reason, 50% of all unvested options held by Mr. Katz shall immediately vest. The Audible Board, in its discretion, may also choose to accelerate vesting of outstanding options or units in addition to the 50% automatic vesting of unvested options. Solely to the extent required to comply with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended, all payments due under the severance agreement during the six-month period measured from the date that Mr. Katz incurs a Separation from Service (as defined under Section 409A) will accrue and be paid to Mr. Katz with interest at prime plus 1% on the first business day after expiration of such six-month period. Mr. Katz will not be entitled to severance if his employment is terminated at any time and for any reason after three years from the date of his employment agreement.

Glenn M. Rogers. Mr. Rogers resigned effective January 4, 2008. Pursuant to the separation agreement entered into between Audible and Mr. Rogers in connection with his resignation from Audible, Audible amended grant agreements with Mr. Rogers with respect to 72,024 shares of outstanding, unvested restricted stock units granted under the 1999 Stock Incentive Plan, as amended. Pursuant to the amended grant agreements, such restricted stock units became fully vested as of January 4, 2008 and will be settled upon the earlier of June 13, 2008 or a change of control of Audible (including the closing of the Offer).

William H. Mitchell. Pursuant to the terms of his offer letter, Mr. Mitchell is entitled to twelve months salary and benefits continuation in the event of termination without cause. Upon his termination without cause or for good reason, 50% of all unvested restricted stock held by Mr. Mitchell will immediately vest.

Brian M. Fielding. There is no change of control or severance arrangement in place. Pursuant to the terms of his restricted stock unit grant agreement, upon his termination without cause or for good reason, 50% of all unvested restricted stock units held by Mr. Fielding will immediately vest.

Guy A. Story, Jr. There is no change of control or severance arrangement in place. Pursuant to the terms of his restricted stock unit grant agreement, upon his termination without cause or for good reason, 50% of all unvested restricted stock units held by Mr. Story will immediately vest.

All employees are eligible for 50% vesting of stock options and restricted stock units upon occurrence of a change in control (including the closing of the Offer).

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Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Set forth below are the names, business addresses and current principal occupations or employment, and material occupations, positions, offices or employment for the past five years, of the directors and executive officers of Parent and Purchaser. Unless otherwise indicated, the business address of each person listed below is 1200 12th Avenue South, Suite 1200, Seattle, WA 98144-2734 and each person listed below is a citizen of the United States.

None of the persons listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

None of the persons listed below (i) owns either beneficially or of record, or has contractual right to acquire, any securities of the Company, or (ii) has benefited from any transaction in any securities of the Company during the past two years, or (iii) has any contracts or arrangements with regard to any securities of the Company.

Parent

Name	Current Principal Occupation or Employment and Five-Year Employment History

Directors

Jeffrey Bezos	Mr. Bezos has been Chairman of the Board of Amazon.com, Inc. since founding it in 1994 and Chief Executive Officer since May 1996. Mr. Bezos served as President of Amazon.com, Inc. from founding until June 1999 and again from October 2000 to the present.

Tom Alberg	Mr. Alberg has been a director of Amazon.com, Inc. since June 1996. Mr. Alberg has been a managing director of Madrona Venture Group, L.L.C., a venture capital firm, since September 1999, and a principal in Madrona Investment Group, L.L.C., a private investment firm, since January 1996. Mr. Alberg is a director of several private companies.

John Seely Brown	Mr. Brown has been a director of Amazon.com, Inc. since June 2004. Mr. Brown is a Visiting Scholar and Advisor to the Provost at the University of Southern California and Independent Co-Chairman of Deloitte & Touche USA LLP’s Center for Edge Innovation. He was the Chief Scientist of Xerox Corporation, a technology and services company, until April 2002 and director of the Xerox Palo Alto Research Center (PARC), until June 2000. Mr. Brown is also a director of Corning Incorporated and Varian Medical Systems, Inc.

John Doerr	Mr. Doerr has been a director of Amazon.com, Inc. since June 1996. Mr. Doerr has been a general partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since September 1980. Mr. Doerr is also a director of Google Inc., Move, Inc. and several private companies.

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William Gordon	Mr. Gordon has been a director of Amazon.com, Inc. since April 2003. Mr. Gordon is a co-founder of Electronic Arts, Inc., an entertainment software company, and has been Executive Vice President and Chief Creative Officer of Electronic Arts, Inc. since March 1998.

Myrtle Potter	Ms. Potter has been a director of Amazon.com, Inc. since April 2004. Ms. Potter has been Chief Executive Officer of Chapman Properties, Inc., a real estate company, since September 2005. She also is a healthcare consultant and advisor specializing in corporate strategy and product development through her private consulting firm, Myrtle Potter and Company, LLC. At Genentech, Inc., a biotechnology company, Ms. Potter was President, Commercial Operations, from March 2004 to August 2005 and Executive Vice President, Commercial Operations and Chief Operating Officer from May 2000 to March 2004. Ms. Potter is also a director of eV3, Inc. and Medco Health Solutions, Inc.

Thomas Ryder	Mr. Ryder has been a director of Amazon.com, Inc. since November 2002. Mr. Ryder was Chairman of the Reader’s Digest Association, Inc., a print and media company, from April 1998 to December 2006 and Chief Executive Officer from April 1998 to December 2005. Mr. Ryder is also a director of Starwood Hotels & Resorts Worldwide, Inc. and Virgin Mobile USA, Inc.

Patricia Stonesifer	Ms. Stonesifer has been a director of Amazon.com, Inc. since February 1997. Ms. Stonesifer has been Chief Executive Officer of the Bill and Melinda Gates Foundation, a global health and development charitable organization, since January 2006 and was its President and Co-chair from June 1997 to January 2006.

Executive Officers

Jeffrey Bezos	See information set forth above.

Jeffrey Blackburn	Mr. Blackburn has served as Senior Vice President, Business Development, since April 2006. From June 2004 to April 2006, he was Vice President, Business Development, from July 2003 to June 2004, he was Vice President, European Customer Service and from November 2002 to July 2003, Mr. Blackburn was Vice President, Operations Integration.

Sebastian Gunningham	Mr. Gunningham has served as Senior Vice President, Seller Services, since joining Amazon.com, Inc. in March 2007. Prior to joining Amazon.com, Inc., Mr. Gunningham was President of First Data Utilities from August 2006 to February 2007, following First Data’s acquisition of Peace Software, Inc., where he was Chief Executive Officer from February 2004 to August 2006 and President and Chief Operating Officer from April 2002 to March 2003. From March 2003 to February 2004, he served as Vice President of Enterprise Sales at Apple, Inc. Mr. Gunningham is a citizen of the United States, Great Britain and Argentina.

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Andrew Jassy	Mr. Jassy has served as Senior Vice President, Web Services, since April 2006. From January 2005 to April 2006, he was Vice President, Web Services, from August 2003 to January 2005, he was Vice President, Associates and Web Services, and, from November 2002 to August 2003, he was Vice President and Technical Assistant.

Steven Kessel	Mr. Kessel has served as Senior Vice President, Worldwide Digital Media, since April 2006. From April 2004 to April 2006, he was Vice President, Digital and, from July 2002 to April 2004, he was Vice President, U.S. Books, Music, Video and DVD.

Marc Onetto	Mr. Onetto has served as Senior Vice President, Worldwide Operations, since joining Amazon.com, Inc. in December 2006. Prior to joining Amazon.com, Inc., Mr. Onetto was Executive Vice President, Worldwide Operations, at Solectron Corporation, an electronics manufacturing and technology company, from June 2003 to June 2006, and, prior to Solectron, he held various positions at GE, including Vice President, European Operations, GE Europe, from September 2002 to June 2003. Mr. Onetto is a citizen of the United States and France.

Diego Piacentini	Mr. Piacentini has served as Senior Vice President, International Retail, since January 2007. From November 2001 until December 2006, Mr. Piacentini served as Senior Vice President, Worldwide Retail and Marketing. Mr. Piacentini is a citizen of Italy.

Shelley Reynolds	Ms. Reynolds has served as Vice President, Worldwide Controller, and Principal Accounting Officer since April 2007. From February 2006 to April 2007, she was Vice President, Finance and Controller. Prior to joining Amazon.com, Ms. Reynolds was a partner at Deloitte & Touche LLP since 1998.

Thomas Szkutak	Mr. Szkutak has served as Senior Vice President and Chief Financial Officer since joining Amazon.com, Inc. in October 2002.

Brian Valentine	Mr. Valentine has served as Senior Vice President, Ecommerce Platform, since joining Amazon.com, Inc. in September 2006. Prior to joining Amazon.com, Inc., Mr. Valentine held various positions with Microsoft Corporation, including Senior Vice President, Windows Core Operating System Division, from January 2004 to September 2006 and Senior Vice President, Windows, from December 1999 to January 2004.

Jeff Wilke	Mr. Wilke has served as Senior Vice President, North America Retail, since January 2007. From January 2002 until December 2006, he was Senior Vice President, Worldwide Operations.

Michelle Wilson	Ms. Wilson has served as Senior Vice President, General Counsel, and Secretary since June 2003. From March 2001 until June 2003, she was Senior Vice President, Human Resources, General Counsel, and Secretary.

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Purchaser

Directors

Jason Bristow	Mr. Bristow has served as Treasurer of Amazon.com, Inc. since July 2003. Prior to joining Amazon.com, Inc., Mr. Bristow held various positions at General Electric Co., most recently as Treasurer and head of Financial Planning and Analysis at GE Plastics. Mr. Bristow is a citizen of Canada.

Shelley Reynolds	See information set forth above.

Michelle Wilson	See information set forth above.

Executive Officers

Jeff Blackburn	Senior Vice President. See information set forth above.

Jason Bristow	Vice President and Treasurer. See information set forth above.

Michael George	Vice President. Mr. George has also served Amazon.com, Inc. as Vice President, Spoken Word Audio, since January 2008, as Vice President from July 2007 to December 2007, as Vice President, Payment Services, from September 2005 to June 2007, as Vice President from June 2005 to August 2005, and as Vice President, Human Resources, from January 2003 to May 2005.

Peter Krawiec	Vice President. Mr. Krawiec has also served Amazon.com, Inc. as Vice President, Corporate Development, since May 2007, and as Director, Corporate Development, from October 2004 to May 2007. Prior to joining Amazon.com, Inc., Mr. Krawiec served as a Principal of Mid-Atlantic Venture Funds. Mr. Krawiec also served as a director of Tap Root Systems and Artifact Software from January 2003 through October 2004 and as a director of Provox Technologies from May 2003 through October 2004.

Shelley Reynolds	Vice President. See information set forth above.

Thomas Szkutak	President and Chief Executive Officer. See information set forth above.

Michelle Wilson	Senior Vice President and Secretary. See information set forth above.

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